
06012406

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Filtrona PLC

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34882 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/10/06



Filtrona plc
Annual Report and Accounts 2005

Highlights

for the year ended 31 December 2005

- Strong first set of full year results
- Continuing record of organic growth
- Key business ratios strengthened over last year
- Investing ahead of depreciation to drive further growth

£513.7m

Sales
+7.6%

£57.8m

Operating profitΔ
+8.7%*

£50.0m

Profit before tax
+9.4%

15.0p

Adjusted earnings per share†
+7.1%

6.4p

Dividend per share#

£120.2m

Net debt

Δ before intangible amortisation and demerger expense
* *before intangible amortisation, demerger expense and non-recurring IFRS adjustments of £0.1m (2004: £(5.0)m) – see note 25*
† before intangible amortisation and demerger expense less tax relief thereon
# interim dividend plus proposed final dividend

Principal manufacturing locations


38
Manufacturing facilities
33
Distribution outlets
4
Research facilities
5,200
Employees
Plastic Technologies
Fibre Technologies
Shared or both

With strategically located facilities, including new operations in China and Mexico, Filtrona is able to offer an optimum supply chain to its many multinational customers, and to target growth from developing economies and emerging niche market segments.

Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.







Consumer Packaging
Globalpack, based in Brazil, is a leading speciality manufacturer of complete plastic packaging sets for the cosmetic and personal care, pharmaceutical, food and chemical industries.

Cigarette Filters
With 12 locations worldwide, we produce a wide range of filters from monoacetate to multi-segment special filters with sophisticated adsorbent materials.

Bonded Fibre Components
Under the Fibertec brand, with locations in the US, Germany and China, we are the leading manufacturer of bonded fibre components used in a wide range of consumer disposable products including writing instruments, printer cartridge reservoirs, medical devices and air fresheners.

Fibre Technologies overview

£m	2005	2004	%
Sales	**£240.4m**	£236.0m	1.9
Operating profit#	**£26.9m**	£27.4m*	(1.8)
Margin (%)	**11.2**	11.6	

before intangible amortisation
* before charging non-recurring IFRS adjustments of £3.5m

Filtrona plc at a glance

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.







Protection and Finishing Products

[illegible] facilities in the UK, Canada, Continental Europe, Mexico, the US and Brazil provide rapid supply of primarily plastic products for general protection, masking, electrical, [illegible], security and finishing applications.

Coated and Security Products

Under the Payne brand in the UK, the US, Brazil, Germany, France, Spain, India, Indonesia and Singapore, we provide self-adhesive tear tape and coated film products for use in brand promotion, document authentication, personal identification and other security applications.

Plastic Profile and Sheet

Through our locations in the US, Mexico and the Netherlands, we are a leading supplier of thermoplastic profile, sheet and speciality tubes for a selected range of applications including lighting, fencing, signs and displays, refrigeration, medical and traffic control.

Plastic Technologies overview

£m	2005	2004	%
Sales	£273.3m	£241.5m	13.2
Operating profit#	£37.6m	£33.2m	13.3
Margin (%)	13.8	13.7	

before intangible amortisation

Filtrona plc

Filtrona is an international, market leading, speciality plastic and fibre products supplier.

By concentrating on niche international markets Filtrona has been able to establish and develop strong positions in its chosen product categories.

It is a well invested global business, headquartered in the UK, with 38 manufacturing facilities, 33 distribution outlets and sales offices and four research facilities spread across 23 countries in the Americas, Europe and Asia. Filtrona employs some 5,200 people worldwide.

Front Cover:
Filtrona's Tectorguard protects wires and hoses from abrasion and other damage. It is produced in our extrusion operation and supplied by our Protection and Finishing Products businesses.

Plastic Technologies

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

£273.3m
Sales for 2005
2004: £241.5m

£37.6m
Operating profit# for 2005
2004: £33.2m

before intangible amortisation

Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

£240.4m
Sales for 2005
2004: £236.0m

£26.9m
Operating profit# for 2005
2004: £23.9m*

before intangible amortisation
* after charging non-recurring IFRS adjustments of £3.5m

Chairman's statement
Jeff Harris



Welcome to the first Filtrona plc Annual Report and Accounts following the 6 June 2005 listing of the Company on the London Stock Exchange.

Overview

I am pleased to report Filtrona has delivered strong results. These were achieved in a year which saw substantial organisational change associated with our transition to an independent public company. The performance reflects a sound start following the demerger, and continues the Company's record of consistent organic growth.

Filtrona has a well invested and efficient production, sourcing and supply infrastructure. Continued investment in research, technology and production facilities is key to preserving our competitive advantage. In order to meet the increasing demands of customers for service and supply chain efficiencies, we have expanded and adapted our international manufacturing footprint to drive down the costs of production and to improve service.

Filtrona focuses its resources on those international markets with good growth potential where it can secure competitive advantage. This strategy, and the capture of new customers and business in our principal activities, demonstrates our focus on organic development and gives the Board confidence that Filtrona will continue its track record of steady, cash generative growth.

Results summary

Sales were £513.7m (2004: £477.5m) an increase of 7.6%, with sales growth accelerating in the second half of the year. Operating profit before intangible amortisation and demerger expense was £57.8m (2004: £48.1m) up 8.7% after excluding non-recurring IFRS adjustments. Profit before tax was £50.0m (2004: £45.7m) an increase of 9.4%. At 31 December 2005 net debt was £120.2m. Adjusted earnings per share, after excluding intangible amortisation and demerger expense, were 15.0p (2004: 14.0p) up 7.1%.

Our key business ratios have strengthened over those of last year with increased cash generation and improvements in operating margins, return on capital employed and employee productivity.

Filtrona focuses its resources on those international markets with good growth potential where it can secure competitive advantage

Acquisitions
In December the Company increased its share in the FractureCode joint venture from 50% to 80% which gives us management control of this important business. This move reflects our confidence in the future commercial development of FractureCode's patented track and trace technology.

Dividend
Subject to shareholder approval at the Annual General Meeting, the Board is recommending a final dividend of 4.27p per share which, if approved, will make a total dividend of 6.4p for the full year. The final dividend will be paid on 28 April 2006 to shareholders on the register at 10 March 2006 with an ex-dividend date of 8 March 2006.

Employees
The key factor behind the delivery of these successful results is the commitment of our employees throughout the world. As I meet more of my colleagues I am hugely impressed by their determination to deliver consistently high service and quality levels to our customers, whilst seeking innovation in our products and improving productivity. All that hard work has been demonstrated in our operational progress and in these results.

As Filtrona looks to generate sustained international growth in accordance with its strategic objectives, the Company is committed to further developing the substantial potential of its current employees and attracting high calibre people to strengthen the businesses further.

On behalf of the Board and the shareholders, I would like to take this opportunity to thank all Filtrona employees for their efforts throughout 2005.

Board
The Board has met eight times during the year and undertaken site visits to several facilities. The Board intends to continue with visits to key businesses to meet with operating management.

I would like to take this opportunity to thank Paul Heiden for his tremendous assistance to the Board both during and after the demerger. Paul will retire from the Board at the Annual General Meeting in April and the search for his replacement is well advanced.

Prospects
Having successfully completed the demerger in June, I am pleased to report that Filtrona has delivered a robust set of results in its first period as an independent public company. The Company has continued to invest well ahead of depreciation to drive further growth. The market segments within which Filtrona operates display favourable characteristics, providing a positive environment within which the Company can continue to grow.

With a sustained focus on innovation, delivery of superior customer value, supply chain optimisation and investment in our people and physical infrastructure, the Board has confidence that Filtrona will continue its positive development.

Jeff Harris
Chairman
1 March 2006

Operating review
Mark Harper



Filtrona is an international, market leading, speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies.

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Filtrona has performed well in 2005 with headline sales up 7.6% to £513.7m (2004: £477.5m) and operating profit before intangible amortisation and demerger expense of £57.8m (2004: £48.1m) up 8.7% after excluding non-recurring IFRS adjustments.

Plastic Technologies
Plastic Technologies had a very successful year with headline sales up 13.2% to £273.3m (2004: £241.5m) and operating profit before intangible amortisation up 13.3% to £37.6m (2004: £33.2m). The operating margin at 13.8% was 10 basis points up on 2004. The 2004 Skiffy acquisition contributed £2.3m of the sales growth and pricing to recover raw material cost increases accounted for a further £9.0m. Underlying like-for-like operating profits excluding acquisition impact increased by 11.2%.

Protection and Finishing Products achieved strong growth. The Moss business continued to increase its market share in Continental Europe and to hold

Plastic Technologies
Protection and Finishing Products



Operating review

Coated and Security Products continued to benefit from increased volumes of printed tear tapes for brand promotion

share in the more challenging UK market. Progress in Eastern Europe was particularly encouraging. The capacity of the warehouse operation in Poland was doubled and the performance of the new distribution business at Brno, in the Czech Republic, met our expectations. As a result of the growth in Continental Europe, the North European distribution hub in Germany is being further expanded in 2006 to enhance stock availability and service levels. The resources at the Moss representative office in Ningbo, China were increased to support the greater level of sourcing activity for both tooling and finished products. Investments in new tooling will continue to drive down unit production costs in 2006.

The Skiffy business continued to develop successfully as investments in range expansion, productivity improvement and marketing programmes drove both good organic growth and enhanced margins. Skiffy's website, www.skiffy.com, has been further developed, and is now the preferred order method for a substantial proportion of the customer base. Skiffy has exceeded the expectations which we had upon acquisition of the business in 2004.

The Alliance Plastics business in the US progressed well with domestic market share gains more than offsetting the weakness in the automotive sector. Investments in machinery and tooling expanded the product range and lowered unit production costs. The Alliance Express distribution network performed particularly well due to an extensive marketing programme. The Alliance national distribution operation in Sao Paulo, Brazil continued to grow and new machines have been installed to expand local production.

The MSI oil country tubular goods thread protector business had a strong year supported by continued investment in range development and a thriving oil and gas drilling sector. The production facilities in both Houston, Texas and Vera Cruz, Mexico were upgraded during the year to improve productivity and product quality, and a new IT system was successfully installed at the Houston facility.

Coated and Security Products continued to benefit from increased volumes of printed tear tapes for brand promotion and brand security applications. During the year, the coated and security businesses were combined in a market repositioning exercise under the 'Payne' name which has growing brand equity in the tear tape, document authentication, personal identification and brand protection markets.

Tear tape sales grew as more customers recognised its value as a flexible, cost-effective means of delivering on-pack consumer communication and product authentication. In the tobacco industry,

Plastic Technologies
Coated and Security Products


MARKETING POSSIBILI
A WORLD

Operating review

Sales have continued to grow in the medical market due to the introduction of new products and the capture of new customers

the migration of customers to higher value printed tapes continued and, in consumer goods, business was secured with an important FMCG brand owner utilising digitally printed tear tapes with individual item numbering for a major instant win consumer promotion. Payne's print capability was further enhanced as the new six station printer came on stream successfully at the Richmond, US facility. This investment has stimulated greater interest in printed tear tape within the North American market.

The Payne document authentication and personal identification businesses continued to grow and to enter new markets. The development of gravure print capability for passport laminates has led to the capture of business for a high security film laminate on the next generation UK passport. We were pleased to win this contract against tough competition and this segment offers further growth opportunities internationally.

Personal identification continued to grow well in both the local government and commercial sectors. New business generated by the change in UK licensing laws and a contract to supply UK magistrates with identification cards are evidence of the continued health of this market niche.

At the end of the year, the Company increased its stake in the FractureCode joint venture from 50% to 80%. The transaction enables Filtrona to acquire the remaining 20% and thus own 100% of FractureCode by no later than the end of 2012. The FractureCode development programme continued to progress well and our initial customer has ordered equipment for installation in a second manufacturing facility. The FractureCode technology will be launched to the general market progressively during 2006.

The **Plastic Profile and Sheet** business achieved good results both in North America and Europe. The North American organisation was restructured generating both internal efficiencies and cost benefits. The Monterrey facility in Mexico again achieved rapid sales growth assisted by the migration of manufacturing activity from the US to Mexico and an expansion of the facility is planned during 2006.

The chosen key market sectors have delivered good growth during the year. Sales of point of purchase products were buoyant in both geographies and, in the US, this has been assisted by a change of distribution policy. Sales have continued to grow in the medical market due to the introduction of new products and the capture of new customers. Both extrusion and assembly capacity have been increased to cope with the increased demand for high pressure tubing products.

Plastic Technologies
Plastic Profile and Sheet



Operating review

Volumes in our roll-on ball joint venture remained particularly strong and a new production line was commissioned in February 2006

In the transportation market, business was helped by a buoyant aircraft refurbishment sector and the increase in new aircraft builds should provide positive future growth opportunities.

Our Dutch extrusion business, Enitor, has continued to develop its export activity, particularly to the UK, with important new projects in the conservatory and cable trunking markets. Business growth has generated the need for a factory extension which is scheduled for completion in the summer of 2006.

Globalpack, our Brazilian **Consumer Packaging** business, encountered tough trading conditions through most of the year but, encouragingly, demonstrated a marked improvement in the last quarter.

The business secured a number of new projects during the year for tubes, bottles, closures and roll-on balls. Volumes in our roll-on ball joint venture remained particularly strong and a new production line was commissioned in February 2006.

Each of the Plastic Technologies businesses experienced very rapid increases in raw material prices during the second half of the year. Appropriate pricing action has been taken to recover these cost movements and our success in this endeavour is a reflection of Filtrona's strong niche market positions.

Plastic Technologies
Consumer Packaging



Operating review

The first customer was captured for Filtrona's Active Patch™ technology

Fibre Technologies
Sales in Fibre Technologies were up 1.9% to £240.4m (2004: £236.0m). Operating profit before intangible amortisation was £26.9m (2004: £23.9m) down by 1.8% after excluding non-recurring IFRS adjustments. Operating margins fell by 40 basis points to 11.2% from 11.6%. Encouragingly, sales momentum was regained in the second half of 2005 with sales up 5.3% on the same period last year.

Cigarette Filters total volumes were in line with last year. Special filters volume growth was encouraging at 6.6% driven by market growth and the capture of new outsourced volumes. Monoacetate filter volumes fell by 8.3%. The margin benefit of this mix improvement was reduced by a combination of start-up and restructuring costs which held back the growth of operating profits. Lower total filter volumes in Europe were more than offset by good growth of volumes in the Americas and Asia where selling prices are lower.

European volumes fell due to the impact of previous self-manufacture decisions by a key customer in Russia and Italy but improved in the second half of the year with the additional outsourced volumes secured with another key customer. As a result of the overall volume weakness in Europe, the high cost manufacturing facility in Crissier, Switzerland was closed during the summer.

The first customer was captured for Filtrona's Active Patch™ technology and a major European producer is also planning a new product launch using this technology. Sales to the European Roll Your Own and Make Your Own sectors grew well during the year and, although monoacetate filters currently dominate the cigarette market in Europe, there is increasing development activity involving special filters.

Volumes in the Americas increased due to good growth in Latin America and the additional volumes secured for production at the new facility in Monterrey, Mexico, where further machinery has been installed progressively throughout the year. In the US and Venezuela, new five year supply contracts were agreed with important customers. In the US market, the major producers continue to develop and test market new products with special filters, and Filtrona is well placed to take advantage of any forthcoming launches.

Asian volumes continued to progress and the Indonesian facility upgrade programme was completed at the end of the year. The transfer of a major tranche of business from the Jarrow facility in the UK to Indonesia has begun.

The evolution of Filtrona's manufacturing footprint to lower cost areas of the world, combined with the development of new innovative filter products, is creating a positive market environment for the filters business.

Fibre Technologies
Cigarette Filters







Operating review

The business maintained its strong position in key product categories including wicks for pregnancy test kits

Fibertec, our **Bonded Fibre Components** business, experienced stronger demand for household products in the second half of the year. Agreements were reached with a number of significant customers for the renewal or establishment of multi-year supply agreements. At our Reinbek plant in Germany the transfer out of the cigarette filters business and the softer market conditions for household products experienced in the first half resulted in a headcount reduction programme.

The Ningbo facility in China started up successfully and is already benefiting from new business won in the Asian market. Customer approvals of product produced in Ningbo are taking place progressively and customer orders in the regional market are now being satisfied with significantly shorter lead times.

The innovation programme at the R&D centre in Richmond in the US continues to provide good results with new products and processes and related intellectual property. A new bonded fibre product for a medicine dispensing system was commercialised and important new projects in inkjet printing components and blood separation technology continue to progress towards commercialisation in 2006.

Mark Harper
Chief Executive
1 March 2006

Fibre Technologies
Bonded Fibre Components



Financial review
Steve Dryden



Sales increased by 7.6% to £513.7m, with the full year effect of acquisitions completed in 2004 contributing 0.5% of this increase. This reflects underlying organic growth in excess of historic growth rates.

Reported operating profit before intangible amortisation and demerger expense increased by 20.2% to £57.8m; removal of the non-recurring IFRS adjustments which reduced operating profit for 2004 gives underlying operating profit growth of 8.7%. The full year effect of acquisitions completed in 2004 contributed 1.3% of this growth.

The net finance expense increased to £6.0m from £1.9m in 2004 as a result of higher average interest rates, particularly in US dollars, the currency in which most of the debt is held. In addition, 2004 benefited from being under the finance structure of the former parent company. Net finance expense was covered 9.3 times by operating profit before financing charges and tax.

Operating margin, before intangible amortisation and demerger expense and excluding non-recurring IFRS adjustments, improved from 11.1% in 2004 to 11.2% in 2005. The Plastic Technologies margin increased to 13.8% (2004: 13.7%) while the Fibre Technologies margin fell to 11.2% (2004: 11.6%) as a result of start-up operating costs arising from the new factory in Mexico and the transfer of technology following the closure of the Cigarette Filters facility in Switzerland.

Currency translation had a small net positive impact in the year with sales benefiting by £9.4m and operating profit by £0.9m.

Principal exchange rates for Filtrona were:

	Average		Closing	
	2005	2004	2005	2004
US$:£	1.81	1.82	1.72	1.92
€:£	1.47	1.47	1.46	1.41

Tax

The tax charge of £17.0m represents an effective tax rate of 34.0% (2004: 30.6%) on the profit from underlying operations. The effective rate is higher than the nominal UK rate of 30.0% because most of the Group's operations are in countries with higher tax rates.

Earnings and dividends

Earnings increased by 3.6% to £31.6m. The weighted average number of shares at 219.1m (2004: 219.3m) gives a 3.6% increase in basic earnings per share to 14.4p. Adjusting for intangible amortisation of £0.8m (2004: £0.5m) and demerger expense of £1.0m (2004: £nil) less tax relief thereon of £0.6m (2004: £0.2m) gives an increase in adjusted earnings per share of 7.1% to 15.0p. An interim dividend of 2.13p per share and a proposed final dividend of 4.27p per share will deliver an increase of 8.5%, compared to 2004's notional dividend of 5.9p per share, at a total cost of £14.0m, with dividend cover based on adjusted earnings per share of 2.3 times. £26.9m will be transferred to reserves including £9.3m required for the payment of the final dividend.

Balance sheet

Total assets less current liabilities increased by £38.4m to £327.3m. Principal drivers of this increase were currency translation of £16.2m, acquisition spend of £4.6m, net capital expenditure (capital expenditure ahead of depreciation) of £15.2m and business growth requiring higher levels of working capital of £4.8m.

Group return on average operating capital employed before intangible amortisation increased to 23.7% from 22.6%.

Net debt increased by £0.2m to £120.2m and gearing reduced from 104.4% in 2004 to 92.2% in 2005.

Intangible assets

Intangible assets increased by £5.4m reflecting goodwill accruing in the year of £5.1m, plus a foreign exchange movement of £1.1m less amortisation of £0.8m.

Group performance

Sales £513.7m +7.6%


500
450
400
350
300
£m
442.4
452.4
477.5
513.7
2002
2003
2004
2005

Operating profit £57.8m† +8.7%*


58.0
56.0
54.0
52.0
50.0
48.0
46.0
44.0
42.0
£m
46.9†
50.0†
53.1†
57.8†
2002
2003
2004
2005

Adjusted earnings per share# 15.0p +7.1%


15.0
14.5
14.0
13.5
13.0
p
n/a
n/a
14.0
15.0
2002
2003
2004
2005

† before intangible amortisation and demerger expense
* before intangible amortisation, demerger expense and non-recurring IFRS adjustments
# before intangible amortisation, demerger expense and non-recurring IFRS adjustments less tax relief thereon

Cash flow
Net cash inflow from operating activities was £56.9m, a £6.0m or 11.8% increase compared to 2004. Principal elements of the £38.2m capital expenditure were the completion of new production facilities in Mexico and China and the long leasehold purchase of the main Coated and Security Products production site in Nottingham, in addition to other productivity enhancing investments.

Net cash inflow before financing activities and acquisition of businesses was £20.4m (2004: £17.4m). Cash inflow for 2005 was £8.6m, although after foreign exchange movements of £8.8m net debt increased by £0.2m to £120.2m.

Pensions
At 31 December 2005 the Group's IAS 19 (revised) gross pension liability was £35.8m, with a net liability of £25.0m after accounting for a deferred tax asset of £10.8m. At 31 December 2004 the Group's pension liability was £nil as, under IAS 19 (revised), Filtrona has to account for the defined benefit pension schemes on a defined contribution basis up to the demerger date and on a defined benefit basis thereafter.

Treasury policy and controls
Filtrona has a centralised treasury department to control external borrowings and manage exchange rate risk. Treasury policies are approved by the Board and cover the nature of the exposure to be hedged, the types of financial investments that may be employed and the criteria for investing and borrowing cash. The Group uses derivatives only to manage its foreign currency and interest rate risk arising from underlying business activities. No transactions of a speculative nature are undertaken. The department is subject to periodic independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the Executive Directors.

Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence and suitable credit rating. The Group continuously monitors the credit ratings of its counterparties and credit exposure to each counterparty.

Liquidity risk
The Group's objective is to maintain a balance between continuity of funding and flexibility. The Group is funded by a multi-currency syndicated facility from its bankers. The syndicated facility matures in May 2010. At 31 December 2005 the available bank facilities totalled £215m of which £145m was drawn down. In addition, the Group maintains uncommitted and overdraft facilities to provide short term flexibility.

Foreign currency risk
The majority of the Group's net assets are in currencies other than sterling. The Group's policy is to limit the translation exposure and the resulting impact on shareholders' funds by borrowing in those currencies in which the Group has significant net assets and by using forward exchange contracts. At 31 December 2005 there were no material currency exposures after accounting for the effect of hedging transactions. Throughout the year the Group's borrowings were primarily held in US dollars and sterling. The Group does not hedge the translation effect of exchange rate movements on the profit and loss account.

The majority of the Group's transactions are carried out in the functional currencies of its operations and so transaction exposure is limited. However, where they do occur, the Group's policy is to hedge the exposures as soon as they are committed using forward foreign exchange contracts.

Interest rate risk
The Group's strategy is to ensure with a reasonable amount of certainty that the overall Group interest charge is protected against material adverse movements in interest rates. Interest rate caps are in place to reduce the Group's floating rate exposure to movement in LIBOR.

Steve Dryden
Finance Director
1 March 2006

Board of Directors













Jeff Harris Mark Harper Steve Dryden

Paul Drechsler Adrian Auer Paul Heiden

Jeff Harris age 57
Non-executive Chairman
Jeff Harris was appointed Chairman in May 2005. He was chairman of Alliance UniChem Plc from 2001 until 2005. Jeff was finance director of UniChem Plc from 1986 to 1992, chief executive from 1992 and chief executive of the enlarged Alliance UniChem Plc from 1997 to 2001. Jeff is also a non-executive director of Associated British Foods plc, Bunzl plc and Anzag AG. Jeff is the Chairman of the Company's Nomination Committee.

Mark Harper age 49
Chief Executive
Mark Harper joined Filtrona in 1986 and held a number of general management positions, including managing director of Moss Plastic Parts in Europe and president of Alliance Plastics in the US, before being appointed managing director of Filtrona in 1996. Mark was an executive director of Bunzl plc from 2004 until he was appointed Chief Executive of Filtrona in May 2005.

Steve Dryden age 37
Finance Director
Steve Dryden was appointed Finance Director of Filtrona in May 2005. Prior to that he was divisional finance director of the Filtrona businesses between 2002 and 2005, and was finance director of a group of the Plastic Technologies businesses between 1999 and 2002, and Moss Plastic Parts between 1996 and 1998. Steve's career began at Price Waterhouse and, before joining Filtrona, he held various finance roles within Rolls-Royce plc.

Paul Drechsler age 49
Senior Independent Non-executive Director
Paul Drechsler was appointed as a Non-executive Director of Filtrona in May 2005. He is chief executive of Wates Group, having been appointed in 2004.
Prior to this, Paul spent 25 years at Imperial Chemical Industries PLC where his experience included chairmanship of the ICI pension fund and appointment to the ICI board as an executive director in 1999. Paul is the Chairman of the Company's Remuneration Committee.

Adrian Auer age 57
Non-executive Director
Adrian Auer was appointed a Non-executive Director of Filtrona in May 2005. He was formerly group finance director of RMC Group plc from 2002 to 2005 and at Taylor Woodrow plc from 2000 to 2002, and has also held senior finance positions with BP and ICI. Adrian is currently a non-executive director of Bespak plc, Hiscox Plc, Shanks Group plc, Foseco PLC, and is the non-executive chairman of Readymix plc. Adrian is the Chairman of the Company's Audit Committee.

Paul Heiden age 49
Non-executive Director
Paul Heiden was appointed a Non-executive Director of Filtrona in May 2005. He has been the chief executive of FKI plc since 2003. Previously with Hanson PLC, he moved to Rolls-Royce plc in 1992, becoming the director responsible for its industrial businesses in 1997, and group finance director in 1999. Paul was a non-executive director of Bunzl plc from 1998 until 2005. In 2005, Paul was appointed a non-executive director of United Utilities plc.

Directors' Report

for the year ended 31 December 2005

The Directors present their Report and audited financial statements of the Company and its subsidiary undertakings for the year ended 31 December 2005.

Principal activities

The principal activities of Filtrona are the light manufacture and supply of speciality plastic and fibre products.

The principal activity of the Company is a holding company.

Business review

The Company was registered as Filtrona plc on 5 May 2005. On 6 June 2005 the Company acquired the whole of the issued share capital of Filtrona International Limited and its subsidiaries from Bunzl plc, the consideration for the purchase being £274.1m settled through the issue of shares with a nominal value of 125p each to the shareholders of Bunzl plc. The Company's shares were admitted to the London Stock Exchange on the same day.

On 9 June 2005 the nominal value of each ordinary share was reduced from 125p to 25p with a consequent reduction in the authorised share capital of the Company from £625.0m to £125.0m.

A review of the business and future development of Filtrona is set out in the Chairman's statement, Operating review and Financial review on pages 4 to 19 which should be read as part of this Report.

Results and dividends

The accompanying financial statements for the year ended 31 December 2005 which were approved by the Board of Directors on 1 March 2006 are set out on pages 39 to 78.

The Company has paid the following dividends in respect of the year ended 31 December 2005:

	Per share p	Total £m
Interim paid 31 October 2005	**2.13**	**4.7**

The Directors recommend that a final dividend of 4.27p per share be paid, making a total dividend distribution for the year of 6.4p.

The final dividend of 4.27p will, subject to shareholder approval, be paid on 28 April 2006 to shareholders on the register at 10 March 2006.

Directors and their interests

The Board of Directors comprises:

Jeff Harris	Non-executive Chairman (appointed 12 May 2005)
Mark Harper	Chief Executive (appointed 5 May 2005)
Steve Dryden	Finance Director (appointed 5 May 2005)
Paul Drechsler	Senior Independent Non-executive Director (appointed 12 May 2005)
Adrian Auer	Non-executive Director (appointed 12 May 2005)
Paul Heiden	Non-executive Director (appointed 12 May 2005)
Paul Hussey	Director (appointed 5 May 2005, resigned 12 May 2005)

Directors' interests in the issued ordinary share capital of the Company are detailed in the Report of the Remuneration Committee on pages 26 to 32.

In accordance with the Company's Articles of Association, Mark Harper and Steve Dryden are retiring by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Paul Heiden will retire as a Director of the Company with effect from the conclusion of the Annual General Meeting.

Share capital

The authorised and issued share capital of the Company is shown in note 18 to the financial statements.

Substantial shareholders

At the close of business on 1 March 2006, the Company was advised of the following interests of 3% or more in the issued ordinary share capital of the Company:

	% of issued ordinary share capital
INVESCO Perpetual	12.10
Threadneedle Asset Management Limited	10.14
Brahman Capital Corporation	8.62
Ivory Investment Management LP	8.00
Fidelity Management & Research Company	6.66
Baillie Gifford & Company Limited	6.05
Legal & General Investment Management Limited	3.64

Property values

In the opinion of the Directors there was no significant difference between the market and book values of the property held by the Group, as shown in the consolidated balance sheet at 31 December 2005.

Charitable and political contributions

The Company made no political contributions during the year. Donations to UK charities amounted to £0.1m (2004: £0.1m), of which £nil were made by the Company (2004: £nil), with all contributions being made by its subsidiary companies.

Employees

Filtrona is guided by its aim to deliver a competitive and fair employment environment and the opportunity to develop and advance employees subject to personal performance and business opportunity.

Filtrona encourages its employees to develop and manage their own careers. It facilitates this by providing appropriate job training and, where appropriate, aiming to fill vacancies with existing staff where employees are suitably qualified and experienced.

Filtrona supports the principle of equal employment opportunity and is opposed to all forms of discrimination on the grounds of sex, race, nationality, ethnic or national origin, religion, marital status, sexual orientation, disability or age. Filtrona companies conduct their business in a way that seeks to ensure individuals are treated equally and fairly and that all employment, training and career development decisions are made on job-based criteria.

Employees' involvement

Filtrona's policy is to communicate with employees to ensure understanding of the businesses and the impact business decisions have on employees. Filtrona is keen to obtain feedback and ideas from employees to improve the operation of the business.

Creditor payment policy

The Group policy for payment to suppliers is to pay to terms agreed with suppliers from time to time, subject to the supplier's performance in accordance with agreed terms and conditions.

As the Company has no trade creditors, the disclosure of creditor days does not apply.

Directors' Report

Annual General Meeting

The first Annual General Meeting ('AGM') of the Company will be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Wednesday 26 April 2006 at 12 noon.

In addition to the ordinary business of the AGM, resolutions in respect of the following matters of special business are included in the Notice of Annual General Meeting:

Authority to allot unissued shares

The Directors will, under Resolution 7 in the Notice of Annual General Meeting, seek power until the next AGM to allot shares up to an aggregate nominal amount of 5% of the issued share capital at 31 March 2006, equivalent to 10,966,300 shares. The proposal conforms with the guidelines issued by the institutional investment protection bodies to ensure that existing shareholders' interests are safeguarded. The Directors have no present intention of exercising their authority to allot unissued shares except those relating to share options.

Allotment of shares for cash

The Directors will, under Resolution 8 in the Notice of Annual General Meeting, seek power until the next AGM to allot shares for cash otherwise than in accordance with the statutory pre-emption rights, either in connection with a pre-emptive offering, or otherwise, up to an aggregate nominal amount of 5% of the issued share capital at 31 March 2006, equivalent to 10,966,300 shares. The proposal conforms with the guidelines issued by the institutional investment protection bodies to ensure that existing shareholders' interests are safeguarded.

Purchase of own shares

The Directors consider it expedient to seek shareholders' approval to enable the Company to purchase its own shares. Accordingly, under Resolution 9 in the Notice of Annual General Meeting, authority will be sought to enable the Company to make market purchases of up to 10% of the issued share capital at 31 March 2006 for the period of one year following the date of passing the resolution. In accordance with the requirements of The Listing Rules of the Financial Services Authority, the maximum price for shares purchased in the market shall not exceed an amount equal to 105% of the average middle market quotation taken from the London Stock Exchange Daily Official List for the five business days before the purchase is made. The minimum price per share shall be not less than 25p, being the nominal value of the shares. The Directors will only utilise this authority if satisfied that to do so will result in an increase in earnings per share and that it is in the best long term interests of the shareholders.

Auditor

KPMG Audit Plc have indicated that they are willing to continue in office. A resolution to re-appoint them, and to authorise the Board to set their remuneration will be proposed at the AGM (Resolution 6 in the Notice of Annual General Meeting).

Recommendation

The Directors believe that the resolutions in the Notice of Annual General Meeting are in the best interests of the Company and its shareholders as a whole, and unanimously recommend that shareholders vote in favour of each resolution.

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements

The Directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements (continued)
Company law requires the Directors to prepare Group and parent company financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with IFRSs as adopted by the European Union ('EU') and have elected to prepare the parent company financial statements in accordance with UK Accounting Standards.

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group. The Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the Group and parent company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors are also responsible for preparing a Directors' Report, a Report of the Remuneration Committee and a Corporate Governance Report in compliance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By order of the Board

Jon Green
Company Secretary
1 March 2006

Report of the Remuneration Committee

This Report to shareholders for the year ended 31 December 2005 sets out the policies under which Executive and Non-executive Directors were remunerated and tables of information showing details of the remuneration and share interests of all the Directors.

As required by The Directors' Remuneration Report Regulations 2002 (the 'Regulations') this Report will be subject to an advisory shareholder vote at the AGM. The Report is intended to be in full compliance with the requirements of the Regulations. KPMG Audit Plc have audited the contents of the Report to the extent required by the Regulations (pages 26 to 32).

The Remuneration Committee
The Remuneration Committee is responsible for making recommendations to the Board on remuneration policy as applied to Filtrona's senior executives, including Executive Directors. It consists wholly of independent Non-executive Directors: Paul Drechsler (Chairman), Adrian Auer and Paul Heiden.

The Chairman, Chief Executive, Company Secretary and Director of Group Human Resources of the Company may, by invitation, attend the Remuneration Committee meetings, except when their own remuneration is discussed. No Director is involved in determining their own remuneration.

The Remuneration Committee met six times during the year, focussing its attention on the implementation and development of policies and processes relevant to the Company following the demerger.

Remuneration policy
The Board as a whole establishes remuneration policy. The Remuneration Committee determines and recommends to the Board the framework of Board policy for the remuneration of the Executive Directors. It also ratifies the Chief Executive's remuneration proposals for the members of the Executive Committee and for other senior executives reporting directly to him. The Remuneration Committee also takes note of the remuneration policy and details (as set by the Chief Executive) in respect of other levels of management in the Company.

The remuneration of the Executive Directors and Chairman is the responsibility of the Remuneration Committee and the remuneration of the Non-executive Directors is the responsibility of the Board as a whole but no Director may vote on their own remuneration.

In determining the policy for the Executive Directors, the Remuneration Committee's objective is to ensure that those individuals are provided with appropriate incentives to encourage enhanced performance and are, in a fair and responsible manner, rewarded for their individual contributions to the success of the Company.

The objective of the remuneration policy is to provide remuneration in a form and amount to attract, retain and motivate high quality management. The importance of aligning the interests of Executive Directors and senior executives with shareholders is carefully considered, particularly in the design of the performance-related elements of their remuneration packages.

Advice
During the year ended 31 December 2005, Filtrona's Director of Group Human Resources was invited by the Remuneration Committee to provide views and advice. The Remuneration Committee approved the appointment by the Company of the following independent and expert consultants:

- **New Bridge Street Consultants LLP** who provided advice on the structure and rules of the Company's long term share incentive plans.
- **Monks Partnership** who provided advice on the remuneration of the Executive Directors and other senior executives within the Company.
- **Mercers Human Resource Consulting** who provided advice and information on pension matters.

Components of executive remuneration
Remuneration is reviewed in December each year and is established with reference to the remuneration offered to senior executives with similar roles, taking proper account of the particular responsibilities, skills, performance and experience required for the executive role within the Company. Market comparisons are made with the assistance of remuneration surveys, including specific surveys commissioned with external consultants where appropriate.

Components of executive remuneration (continued)
The remuneration of Executive Directors consists of a number of separate elements: base salary, a short-term incentive plan (annual cash bonus), long-term equity incentives, car and fuel allowance, benefits in kind (medical expenses insurance, accident insurance, life insurance and permanent health insurance) and pension provision or allowance.

For the year ended 31 December 2005 the remuneration of the Executive Directors and Chairman was agreed by the Board prior to the demerger and reflected the policies of the former parent company. Details of such remuneration, including executive share-based incentive plans, were included in the Listing Particulars produced for the purposes of the demerger from Bunzl plc. Since demerger, recommendations of the Remuneration Committee in respect of the remuneration of the Executive Directors and Chairman have been accepted by the Board.

The emoluments of the Directors for the seven months from demerger to 31 December 2005 were as follows:

	Fees £000	Salary £000	Bonus £000	Benefits £000	Total (excluding pension contributions) £000	Pension contributions £000	Period ended 31 Dec 2005 Total £000
Jeff Harris	86	–	–	–	86	–	86
Mark Harper	–	214*	–	11	225	62	287
Steve Dryden	–	132*	–	20	152	10	162
Paul Drechsler	23	–	–	–	23	–	23
Adrian Auer	23	–	–	–	23	–	23
Paul Heiden	18	–	–	–	18	–	18

* Current salary levels are £420,000 and £250,000 per annum for Mark Harper and Steve Dryden respectively

Benefits
Mark Harper received a car and fuel allowance of £10,120 and benefits in kind of £634. Steve Dryden received a car allowance of £5,432, benefits in kind of £634 and a supplementary payment of £14,226 in respect of pension provision above the current HM Revenue & Customs earnings cap.

Annual bonuses
Under the terms of the annual bonus arrangements for 2005, Mark Harper and Steve Dryden were each potentially entitled to a maximum bonus of up to 100% of basic salary (50% in cash and 50% in shares in the Company, the entitlement to such shares being deferred for three years, in accordance with the rules of the Company's Deferred Annual Share Bonus Plan ('DASB')).

For the year ended 31 December 2005, the performance targets were approved by the Remuneration Committee and based upon Group operating profit. Performance was required to reach a minimum target for a bonus of 30% of basic salary to be payable (15% in cash and 15% in deferred shares under the DASB).

For the year ended 31 December 2005, the Company's performance exceeded the minimum target and the Remuneration Committee approved a bonus of 80.2% of basic salary for each of the Executive Directors (40.1% in cash and 40.1% in deferred shares under the DASB).

For the financial year ending 31 December 2006, the Remuneration Committee determined that for the Executive Directors the same maximum bonus arrangements will apply. Targets have been set relating to the growth in adjusted earnings per share over the prior year. Any payment is entirely at the discretion of the Remuneration Committee.

Executive share-based incentive plans
The Remuneration Committee is firmly of the view that offering Executive Directors and other senior executives the opportunity to be awarded shares in the Company is an important part of motivating, rewarding and retaining key employees so that they may participate in the future growth in value of the Company. It is also of the view that the Executive Directors and other senior executives should be encouraged to invest directly in the Company through the purchase of shares.

The Company's DASB and Long Term Incentive Plan ('LTIP') (consisting of Part A – Approved and Unapproved Executive Share Options and Part B – Performance and Matching Share Awards) are both intended to support these objectives.

Report of the Remuneration Committee

Executive share-based incentive plans (continued)
The award of shares or options under the executive share-based incentive plans is determined by the Remuneration Committee taking into account, inter alia, the seniority of the individual, length of service and other such criteria as they may determine from time to time. The current policy is that participation in the DASB and Part B of the LTIP is restricted to Executive Directors, members of the Executive Committee and certain other nominated senior executives. Participation in Part A of the LTIP is extended to a wider group of executives.

The Deferred Annual Share Bonus Plan
The DASB provides for Executive Directors and nominated senior executives to receive existing issued ordinary shares in the Company for nil payment. The number of shares subject to an award is determined at the time the award is granted, based upon the Board's assessment of the performance in the Company's preceding financial year, of the participant and/or the Group and/or the business in which the participant works.

The aggregate value of shares made subject to awards granted to a participant in any one financial year may not exceed 100% of their basic salary as at the award date.

Shares awarded under the DASB are held in trust until the third anniversary of the award date at which point they are transferred to the participant.

The Long Term Incentive Plan
Part A of the LTIP provides for participants to receive share option awards over shares worth up to two times basic salary or £250,000 (whichever is the greatest) in any financial year, subject to performance conditions.

During 2005 participants received share option awards over shares worth up to one times basic salary, with the exercise price set equal to the share price at date of grant.

A share option award will normally be exercisable between three and ten years following its grant, but only if the specified performance condition has been satisfied.

The performance conditions attached to Part A awards made in 2005 were based on the Company's earnings per share growth (adjusted to exclude items which did not reflect the Company's underlying financial performance and intangible amortisation) relative to inflation over three financial years, requiring such earnings per share growth to exceed inflation by an average of at least 3% per annum. The performance condition will be tested after three financial years and there will be no provision for retesting. To the extent the performance condition has not been met after three financial years, the relevant share option awards will lapse.

The Remuneration Committee will review the performance conditions each time share options are awarded under Part A of the LTIP in order to ensure that they remain challenging and may impose different conditions on share options awarded in subsequent years, provided that any new conditions are no less challenging.

A performance share award under Part B of the LTIP consists of a conditional right to receive shares in the Company, subject to performance conditions, on the basis described below. Participants will make no payment or only a nominal payment for the grant and exercise of performance share awards.

Participants may receive performance share awards, excluding matching share awards, over shares worth up to twice their basic salary in any financial year.

The Executive Directors and other senior executives were granted a one-off matching share award following the demerger linked to their investment in the Company's shares. For the grant of these matching share awards, the Executive Directors and senior executives were invited to purchase shares up to a certain value, depending on their seniority, with each of the Executive Directors invited to purchase up to £150,000 worth of shares. The Executive Directors and senior executives were then granted matching share awards over shares of up to twice the number of shares they purchased.

The Long Term Incentive Plan (continued)
A performance share award, including any matching share award, will not normally be exercisable before the third anniversary of its grant, may only be exercised to the extent that the applicable performance conditions have been satisfied, and will, for employees based outside the US, then remain capable of being exercised up to the sixth anniversary of grant. For employees based in the US once the performance conditions have been satisfied the grant must be exercised within 30 days of vesting.

In the case of the vesting of the matching share awards granted by reference to shares purchased by participants, not only will applicable performance conditions have to be satisfied but those awards will only vest to the extent that participants have retained the shares they bought. If a participant sells any of the shares they purchased before the time when vesting of the matching share award would occur under the performance conditions, their award will be reduced on a pro rata basis.

The extent to which performance share awards vest is subject to the Company's total shareholder return ('TSR') performance over a fixed three year period relative to the TSR performance of a specified group of companies. For the initial performance share awards the comparator group is the FTSE 250 companies (excluding investment trusts) at the start of the three year performance period. Identical conditions were attached to the matching share awards.

The three year performance period for the TSR usually starts at the beginning of the calendar month in which a performance share award is made and the relevant TSR figures are averaged over a one month period at the beginning and end of the performance period. In the case of the initial performance share awards, including the matching share awards, the three year performance period started on the date of the award.

A performance share award, including any matching share award, will vest in full only if the Company's TSR performance is ranked at upper quartile or above within the peer group over the performance period. For median performance one quarter of such awards vests, rising proportionally up to full vesting thereafter. For below median performance, no such awards will vest.

The performance condition will be tested after three years and there will be no provision for retesting. To the extent the performance condition has not been met after three years, the relevant performance or matching share awards will lapse.

The Remuneration Committee will review the performance conditions each time performance share awards are granted under Part B of the LTIP in order to ensure that they remain challenging and may impose different conditions on share awards granted in subsequent years provided that any new conditions are no less challenging.

Details of the awards granted and outstanding during the year to the Executive Directors under the LTIP are as follows:

Executive Director	Scheme	Award date	Share price at date of award	Exercise price	Awards granted during the year	Earliest vesting date	Expiry date	Lapsed during the year
Mark Harper	LTIP Part A	23 June 2005	239p	239p	156,903	23 June 2008	22 June 2015	nil
	LTIP Part B 'Matching'	7 June 2005	232p	nil	126,902	7 June 2008	6 June 2011	nil
	LTIP Part B 'Performance'	7 June 2005	232p	nil	161,637	7 June 2008	6 June 2011	nil
Steve Dryden	LTIP Part A	23 June 2005	239p	239p	96,234	23 June 2008	22 June 2015	nil
	LTIP Part B 'Matching'	7 June 2005	232p	nil	102,474	7 June 2008	6 June 2011	nil
	LTIP Part B 'Performance'	7 June 2005	232p	nil	99,137	7 June 2008	6 June 2011	nil

Report of the Remuneration Committee

The Long Term Incentive Plan (continued)
A total of 3,453,266 share incentive awards were granted to Executive Directors and senior executives during the year ended 31 December 2005.

The middle market price of an ordinary share in the Company on 31 December 2005 was 285p. The middle market price of an ordinary share in the Company during the year ranged from 222.5p to 287p.

Performance graph
The graph below represents the comparative total shareholder return (share price and dividend) performance of the Company against the FTSE 250 (excluding investment trusts) Index from the date of the listing of the Company until 31 December 2005. This index has been selected as it is considered the most appropriate published general index in which the Company is a constituent.


130
125
120
115
110
105
100
95
90
85
80
Value (£)
June
July
August
September
October
November
December
2005
Filtrona plc
FTSE 250 (excluding investment trusts) Index
Source: Datastream

This graph shows the value of £100 invested in Filtrona plc on 6 June 2005 compared with the value of £100 invested in the FTSE 250 (excluding investment trusts) Index.

Executive Directors' service contracts
The policy for senior executive service contracts is that notice periods will normally not exceed twelve months. Both Mark Harper and Steve Dryden have service contracts, dated 12 May 2005, with notice periods of twelve months from either party. The service contracts of the Executive Directors are available for inspection by members at each Annual General Meeting and during normal business hours at the Company's Registered Office.

The Remuneration Committee's policy in relation to termination of service contracts is to apply an appropriate level of mitigation, having regard to all of the circumstances of the individual and the termination of employment, and to any legal advice received.

The Company has the right to make a payment in lieu of notice and any such payment may be made in monthly instalments at the Company's discretion and may be reduced to take into account any sums earned during the payment period by way of employment elsewhere.

Mark Harper and Steve Dryden retire as Directors by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Non-executive Directors
The appointment of each Non-executive Director is for a fixed term of three years and is reviewed at the end of two years. The Non-executive Directors do not have service contracts and do not participate in any Company pension, share or incentive scheme. The current letters of appointment, dated 12 May 2005, for all Non-executive Directors are available for inspection by members at each Annual General Meeting and during normal business hours at the Company's Registered Office.

Fees for Non-executive Directors are approved by the Board and are based on a standard fee with additional fees payable for the chairing of the Audit and Remuneration Committees.

Non-executive Directors (continued)
Paul Heiden will retire as a Director of the Company with effect from the conclusion of the forthcoming Annual General Meeting.

Pension schemes
Mark Harper is a member of the Filtrona Senior Pension Scheme ('FSPS') which entitles him to a pension at the date of retirement based on final salary. He accrues pension at the rate of 3% of final salary for each year of membership of the scheme and he contributes 9% of pensionable salary to the scheme. His normal retirement age is 60. He is unaffected by the current HM Revenue & Customs earnings cap on approved pension benefits.

Steve Dryden is a member of the BRIS Section of the Filtrona Pension Plan ('FPP') which entitles him to a pension at the date of retirement based on final salary. He accrues pension at a rate of 1.7% of final salary for each year of membership of the plan and he contributes 7% of pensionable salary to the plan. His normal retirement age is 65. He is affected by the current HM Revenue & Customs earnings cap on approved pension benefits and he receives a supplementary payment of 20% of his pensionable salary above the cap to permit him to secure additional pension benefits for himself.

Both the FSPS and the FPP provide death benefits as shown in the table below:

	FSPS		BRIS section of the FPP	
	Death-in-service before NRD*	**Death after retirement**	**Death-in-service before NRD***	**Death after retirement**
Lump sum	4 x annual salary and a refund of member's contributions	Guaranteed pension (5 years)	4 x annual salary and a refund of member's contributions	Guaranteed pension (5 years)
Spouse's pension	Up to 60% of member's pension entitlement as at NRD	Up to 60% of member's pension entitlement as at NRD	Up to 50% of member's pension entitlement as at NRD	Up to 50% of member's pension entitlement as at NRD
Dependants' pension	Share of spouse's pension if applicable	Share of spouse's pension if applicable	Share of spouse's pension if applicable	Share of spouse's pension if applicable

* normal retirement date

The table below shows the accrued pension in the scheme and plan to date in respect of the Executive Directors, together with the transfer value of such accrued pensions:

Executive Director	Increase in accrued pension from 6 Jun 2005 to 31 Dec 2005	Total accrued pension at 31 Dec 2005	Transfer value of accrued pension at 6 Jun 2005	Transfer value of accrued pension at 31 Dec 2005	Total change in transfer value during period
Mark Harper	£24,900	£156,600	£1,654,000	£2,184,000	£510,000
Steve Dryden	£1,200	£19,600	£96,000	£118,000	£17,000

A review will be undertaken of the pension consequences of the changes in legislation from 2006. The Board intends to ensure that there will be no material additional cost to the Company as a result of any changes made following this review.

Outside appointments
Executive Directors are permitted to accept up to two appropriate non-executive directorships offered by listed companies and other organisations, which provide industry experience or public service. Such outside appointments are subject to prior Board approval, taking into account existing duties or potential conflicts of interest. Neither of the Executive Directors have any such outside appointment at present.

Report of the Remuneration Committee

Directors' shareholdings

The interests (both beneficial and family interests) of the Directors in office at 31 December 2005 in the ordinary share capital of the Company were as follows:

	At date of appointment	At 31 Dec 2005
Jeff Harris	0	11,651
Mark Harper	0	75,986*
Steve Dryden	0	51,237#
Paul Drechsler	0	8,519#
Adrian Auer	0	7,500
Paul Heiden	0	1,500

* 410 shares are held non-beneficially and 63,451 shares are held beneficially in a nominee account

held beneficially in a nominee account

The Executive Directors are regarded as being interested, for the purposes of the Companies Act 1985, in 423,009 shares in Filtrona plc currently held by the Filtrona Employee Benefit Trust as they are, together with other Filtrona group employees, potential beneficiaries of the Trust.

By order of the Board

Paul Drechsler
Chairman
Remuneration Committee
1 March 2006

Corporate Governance Report

Filtrona is committed to a high standard of corporate governance, corporate responsibility and risk management throughout its Group. The Board is accountable to the Company's shareholders for good governance and this statement describes how the relevant principles of corporate governance are applied throughout its Group.

Combined Code

The Board consider that based upon the information below and that included within the Report of the Remuneration Committee on pages 26 to 32 Filtrona has complied with the provisions set out in the Combined Code of Corporate Governance appended to The Listing Rules of the Financial Services Authority (the 'Code') save with the exception of 'Performance evaluation' as disclosed in this Report.

Board of Directors

The Board comprises a Non-executive Chairman, two Executive Directors and three Non-executive Directors. The Board has appointed Paul Drechsler as the Senior Independent Non-executive Director. There is a clear separation of the roles of the Chairman and Chief Executive. The Chairman leads the Board and ensures its effectiveness, and the Chief Executive is responsible for the executive management and performance of the Group's operations. Biographies of the Directors appear on page 21. The three Non-executive Directors are, in the opinion of the Board, independent of management.

The Board exercises overall control of the Group's affairs by reference to a schedule of matters reserved for its decision.

These matters include:

- public announcements;
- approval of financial statements and assessment of financial performance;
- major acquisitions and disposals;
- approval of annual strategic plan and annual budget;
- authority levels of expenditure, with detailed appraisals and reviews;
- risk management policies;
- treasury policies and review of financial planning;
- insurance policy selection and deductibles; and
- approval of major contracts.

The Board normally meets at least eight times a year and papers to be considered at each Board meeting are usually provided five clear days before each meeting. At each meeting, the Board considers an assessment from the Chief Executive on current trading, a financial review, and other significant business issues. Additionally, the Board considers reports from the heads of business on a regular basis.

The Board discusses and agrees major strategic initiatives and the operating plan for the following financial year. Such information enables business performance to be monitored, evaluated, discussed and challenged where necessary and enables informed, sound decisions to be made. Operational matters are delegated through the Chief Executive and the Finance Director to the respective divisional and subsidiary directors as appropriate. This structure ensures that there is a strong link between Filtrona's overall corporate strategy and its effective implementation.

In furtherance of their duties, there are agreed procedures for the Directors to take independent professional advice, if necessary, at the Company's expense.

All Directors have access to the advice and services of the Company Secretary.

The Board has a process to ensure that all Directors keep their skills and knowledge up to date to enhance the overall effectiveness of the Board and its committees and actively encourages professional development. The Company ensures that the financial resources and time are available for Directors to attend courses and seminars where necessary.

Corporate Governance Report

Board of Directors (continued)
An induction programme is in place to help a new director settle into their role and become effective as quickly as possible. The programme includes details of fiduciary duties and dealing restrictions as outlined in the Disclosure Rules and the Model Code on directors' dealings in securities contained in the Listing Rules of the Financial Services Authority, Board and business related matters, meetings with senior management, site visits and the opportunity to meet with major shareholders.

The following were Directors of the Company and attended the following number of meetings during the period ended 31 December 2005#:

		Board	Remuneration Committee	Audit Committee
Held		8	6	2
Attended				
Jeff Harris	Chairman	8	–	–
Mark Harper	Chief Executive	8	–	–
Steve Dryden	Finance Director	8	–	–
Paul Drechsler	Senior Independent Non-executive Director	7	6	1
Adrian Auer	Non-executive Director	8	6	2
Paul Heiden	Non-executive Director	7	3	2
Paul Hussey*	Director	1	–	–

Filtrona was incorporated on 5 May 2005 and listed on the London Stock Exchange on 6 June 2005
* Paul Hussey was appointed on 5 May 2005 and resigned on 12 May 2005

The Articles of Association of the Company require one third of the Directors to retire from office and submit themselves for re-election on a date which is no more than three years from the date of their appointment or last re-appointment. The Directors retiring at the forthcoming Annual General Meeting and submitting themselves for re-election are Mark Harper and Steve Dryden.

Performance evaluation
During the year the Board did not undertake any performance evaluation programmes as the Company was only listed on the London Stock Exchange on 6 June 2005. However, the Board has initiated the process of evaluating its own performance and that of its committees and the individual Directors. The Board intends to complete this evaluation in 2006 and repeat the process on an annual basis thereafter.

The level and make-up of Directors' remuneration
The level and make-up of remuneration is set out in the Report of the Remuneration Committee. As that Report shows, a proportion of Executive Directors' remuneration is linked to corporate performance through the Long Term Incentive Plan, and the Deferred Annual Share Bonus Plan.

Board committees
Each Board committee has established clear and defined terms of reference detailing their responsibilities and powers.

The terms of reference for the Audit, Remuneration and Nomination Committees are available on Filtrona's website at www.filtrona.com.

Audit Committee
The Audit Committee is chaired by Adrian Auer and comprises all the Non-executive Directors. The Chairman has recent and relevant financial experience and a professional accountancy qualification. The Group's external auditors attend all meetings of the Audit Committee and the Finance Director normally attends the meetings.

The Audit Committee will meet normally at least three times a year and its terms of reference cover the points recommended by the Combined Code on Corporate Governance. Its duties include to monitor the integrity of the financial statements of the Company; to review, challenge and approve Filtrona's accounting policies; and to scrutinise the effectiveness of the Company's internal control and risk management systems.

Audit Committee (continued)
Additionally, the Audit Committee keeps under review the scope and results of the external audit and its cost effectiveness. The Audit Committee makes recommendations to the Board regarding the re-appointment or removal of the external auditor, their terms of engagement and the level of their remuneration.

The Audit Committee reviews the process which is in place to ensure the independence and objectivity of the external auditor, including changes to the membership of the external audit team at regular intervals.

A policy regarding the engagement of the external auditor to supply non-audit services has been implemented. The policy recognises the importance of maintaining the objectivity and independence of the external auditor by minimising their involvement in projects of a non-audit nature. It is, however, also acknowledged that, due to their detailed understanding of the Company's business, it may sometimes be necessary to involve the external auditor in non-audit related work.

Remuneration Committee
The Remuneration Committee is chaired by Paul Drechsler and comprises only the Non-executive Directors. The composition and role of the Remuneration Committee is described more fully in the Report of the Remuneration Committee on pages 26 to 32.

Nomination Committee
The Nomination Committee comprises Adrian Auer, Paul Drechsler and its Chairman, Jeff Harris. As there were no changes, or anticipated changes, to the Board during the period from demerger to 31 December 2005, the Nomination Committee did not meet. However, the Nomination Committee has since held its first meeting. The Nomination Committee is responsible for reviewing the balance, structure and composition of the Board, and gives full consideration to succession planning in the course of its work, taking into account the challenges and opportunities facing the Company and the skills and expertise are required by the Board for the future.

It takes into account the required blend of skills and experience required to lead and manage the Company, and is responsible for selecting and appointing the Company's Executive and Non-executive Directors and meets as required.

Disclosure Committee
The Disclosure Committee is chaired by Mark Harper and comprises the Chairman, Chief Executive, Finance Director and Company Secretary.

The Disclosure Committee is responsible for identifying inside information for the purpose of maintaining the Company's insider lists. It periodically evaluates and monitors compliance with the disclosure controls and procedures of the Company. It meets at such times as are appropriate, and takes external advice when necessary, to determine the disclosure treatment of material information, review any announcements dealing with significant developments in the Company's business, and to consider generally the requirement for announcements in the case of rumours relating to the Company.

Shareholder communications
The Company communicates regularly with its major institutional shareholders, and ensures that all the Directors, including the Non-executive Directors, have an understanding of the views and concerns of major shareholders about the Company. This is achieved by the Executive Directors maintaining contact from time to time with representatives of institutional shareholders to discuss matters of mutual interest relating to the Company and reporting back to the Board. Shareholders have the opportunity to meet any of the Directors of the Company should they so wish.

Additionally, the Board intends to use the AGM as an occasion to communicate with all shareholders, including private investors, who are provided with the opportunity to question the Directors.

At the AGM the level of proxy votes lodged on each resolution will be available. Each substantially separate issue is presented as a separate resolution and the Chairmen of the Audit, Remuneration and Nomination Committees are available to answer questions from shareholders.

The Notice of the Annual General Meeting and related papers are posted to shareholders more than 20 days before the AGM.

Corporate Governance Report

Shareholder communications (continued)
The interim and final results of Filtrona are posted on the Company's website, www.filtrona.com, as soon as they are announced. The website also includes Filtrona's press releases and other investor information.

Internal control
In accordance with the Code, the Board acknowledges its responsibility to ensure that an adequate system of internal controls is in place.

The Board has overall responsibility for the Group's system of internal control and risk management and for reviewing the effectiveness of this system. Such a system can only be designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can therefore only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board is of the view that an ongoing process for identifying, evaluating and managing significant risks faced by the Group was in place throughout 2005 and up to the date that the Annual Report for 2005 was approved. This process is regularly reviewed by the Board and accords with the internal control guidance for directors as required by the Code.

A Risk Management Committee consisting of the Executive Directors, Company Secretary, Director of Group Human Resources and Head of Internal Audit has been established to enhance management's ability to review and monitor the effectiveness of this process on a regular basis. The terms of reference of the Risk Management Committee include supporting corporate governance requirements, recommending business risk strategy and developing policies and procedures for risk management and internal controls. They also include the monitoring of the effectiveness of internal controls and the design of processes to test the effectiveness of controls.

Businesses are required to include risk management on agendas for their regular management meetings and to report half yearly to the Risk Management Committee on actions taken to review the effectiveness of their controls. Businesses are also required to have processes to identify risks and, so far as possible, take action to reduce those risks.

At the meeting held in December 2005, the Audit Committee carried out its annual review of the effectiveness of internal controls. This involved a presentation from the Head of Internal Audit on action taken during the year to identify and reduce risks and to increase awareness of both risk management and the importance of having effective internal controls.

Financial reporting
The Directors have acknowledged, in the Statement of Directors' Responsibilities, their responsibility for preparing the financial statements of the Company and the Group. The auditor has included, in the Independent Auditor's Report, a statement about their reporting responsibilities.

The Directors are also responsible for the publication of an unaudited interim report of the Company which provides a balanced and understandable assessment of the Group's financial position for the first six months of each accounting period.

The Directors apply the same standard to other statutory, regulatory and public documents.

Going concern
After making appropriate enquiries, the Directors consider that the Company and Group have adequate resources to remain in operation for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Corporate Social Responsibility Report

Filtrona values
As a responsible corporate citizen, Filtrona aims to act in a socially responsible manner at all times. The Company's organisational structure is highly decentralised, and as such its businesses devise procedures appropriate to and compliant with local laws, culture and operating conditions but within the overall context of the Company values and the application of the following principles:

Employee rights
The Company recognises that its employees are its most vital resource and supports the principle of human rights as set down in the UN Declaration on Human Rights and its applicable International Labour Organisation conventions.

Filtrona is committed to offering equal opportunities to all people without discrimination as to race, sex, language, religion or disability. The Company does not tolerate harassment in the workplace in any form and remunerates fairly with respect to skills, performance, competitors and local market conditions.

Recruitment procedures throughout the Group avoid the employment of under-age staff.

Filtrona encourages an open and honest culture in all its dealings with employees and people with whom it comes into contact. Channels of communication appropriate to Filtrona's local businesses have been established to allow employees to voice their views and concerns and the Company briefs employees and their representatives on all relevant matters on an on-going basis. For example, the Company has established the Filtrona European Information and Consultation Forum in respect of its operations in the European Union and this met in 2005 and discussed, inter alia, the consequences of the establishment of Filtrona as an independent public company in its own right.

Ethical business practices
The Company has established a Standards of Business Conduct Policy applicable to all its businesses around the world. This policy covers many areas including free and fair competition, the confidentiality of information, the prohibition of bribery and political donations and general guidance on dealing with suppliers and local and national authorities. The Company seeks to be honest and fair in its relationships with its suppliers, applying the principles set down in the Filtrona Ethical Trading Policy. Specifically, Filtrona is committed to working with its suppliers to ensure the welfare of workers and employment conditions within its supply chain meet or exceed internationally recognised standards.

Filtrona plc is a member of the FTSE4Good Index (as a demerged business from Bunzl plc) and the Company is currently working with that organisation to ensure that its participation continues through 2006.

The Company has also established the Filtrona Whistleblowing Policy which sets out guidelines under which employees can raise certain issues (regarding ethical behaviour or legal compliance) with their own business or directly with Filtrona plc in confidence. Under this policy, employees may come forward without fear for their position.

Health, safety and environment
Filtrona considers health, safety and environment ('HS&E') matters to be equally as important as any other responsibility within the Group and provides appropriate training and guidance to managers and employees in each business.

The Company has established the Filtrona HS&E Council under the chairmanship of the Director of Group Human Resources and with representatives from its operating businesses. This body is responsible for reviewing HS&E performance, developing appropriate standards and procedures and overseeing the Company's internal HS&E auditing process. The internal audit process has been thoroughly redeveloped in 2005 and it provides for each Filtrona site to be audited by appropriately trained internal staff every two years.

To support HS&E activities the Company has developed the Filtrona Group System for HS&E, which was formally launched at the beginning of 2006. This computerised system ensures the efficient and timely collation of HS&E information across all of the Company's businesses, enabling the accurate comparison and presentation of data and results.

Corporate Social Responsibility Report

Health, safety and environment (continued)
Filtrona has established policies on HS&E matters and complies with current applicable legislation in the countries in which it operates. However, the Company intends to raise its standards on a global basis by adopting and meeting the requirements of internationally recognised standards which are subject to external audit.

For example, currently all of Filtrona's major manufacturing sites around the world are accredited to the ISO 14001 Environmental Standard with the exception of the new Fibre Technologies sites in Monterrey, Mexico and Ningbo, China. These sites are expected to achieve the standard during 2006.

In addition, three of the Company's businesses are accredited to the international standard for Occupational Health & Safety Management Systems, OHSAS 18001 (two in the US and one in India).

Details of the Company's health and safety performance statistics for 2005 can be viewed at the Company's website at www.filtrona.com.

The wider community
Filtrona is committed to being a responsible corporate citizen through support for appropriate non-political and non-sectarian projects across a range of organisations and charities. The Company encourages all of its businesses to engage with the local community in their areas of operation. For example, in India, in recent years Filtrona has:

- donated computer equipment to local schools, and trained teachers in IT, so that they can in turn impart this knowledge to their pupils;
- sponsored village school prizes for academic and sporting achievement;
- organised a health camp for residents in nearby villages to provide free advice and support on a range of medical issues; and
- run environmental awareness activities with local children, including tree planting.

Applying Filtrona's principles
The business principles reported above are underpinned by a series of Filtrona policies which can be viewed via the Corporate Social Responsibility page on our website www.filtrona.com.

The Chief Executive is the Director with primary responsibility for this area of activity, whilst business managers are responsible for ensuring the underlying policy commitments are applied. The Director of Group Human Resources, supported by the Company Secretary, is responsible for co-ordinating the operation of the policies and reporting on them to the Chief Executive.

Consolidated income statement

for the year ended 31 December 2005

	Note	2005 £m	2004 £m
Revenue	1	**513.7**	477.5
Operating profit before intangible amortisation and demerger expense		**57.8**	48.1
Intangible amortisation		**(0.8)**	(0.5)
Demerger expense		**(1.0)**	–
Operating profit	1,2	**56.0**	47.6
Finance income	3	**5.6**	0.9
Finance expense	3	**(11.6)**	(2.8)
Profit before tax		**50.0**	45.7
Income tax expense	4	**(17.0)**	(14.0)
Profit for the year		**33.0**	31.7
Attributable to:			
Equity holders of Filtrona		**31.6**	30.5
Minority interests		**1.4**	1.2
Profit for the year		**33.0**	31.7
Earnings per share attributable to equity holders of Filtrona:			
Basic	6	**14.4p**	13.9p
Diluted	6	**14.4p**	13.9p

Consolidated balance sheet

at 31 December 2005

	Note	2005 £m	2004 £m
Assets			
Property, plant and equipment	7	**180.5**	152.5
Intangible assets	8	**63.0**	57.6
Deferred tax assets	15	**1.6**	0.2
Total non-current assets		**245.1**	210.3
Inventories	9	**59.8**	53.3
Income tax receivable		**1.6**	0.5
Trade and other receivables	10	**85.6**	78.0
Derivative assets	14	**0.1**	–
Cash and cash equivalents	11	**30.7**	31.3
Total current assets		**177.8**	163.1
Total assets		**422.9**	373.4
Equity			
Issued capital	18	**54.8**	274.1
Capital redemption reserve	19	**0.1**	–
Other reserve	19	**(132.8)**	(132.8)
Translation reserve	19	**5.3**	(1.6)
Retained earnings	19	**197.3**	(28.7)
Attributable to equity holders of Filtrona		**124.7**	111.0
Minority interests	19	**5.6**	3.9
Total equity		**130.3**	114.9
Liabilities			
Interest bearing loans and borrowings	13	**145.2**	148.6
Retirement benefit obligations	17	**35.8**	–
Other payables	13	**2.1**	3.1
Provisions	16	**2.5**	3.7
Deferred tax liabilities	15	**11.4**	18.6
Total non-current liabilities		**197.0**	174.0
Bank overdrafts	11	**5.0**	1.6
Interest bearing loans and borrowings	13	**0.7**	1.1
Derivative liabilities	14	**0.8**	–
Income tax payable		**15.2**	11.3
Trade and other payables	12	**68.9**	68.6
Provisions	16	**5.0**	1.9
Total current liabilities		**95.6**	84.5
Total liabilities		**292.6**	258.5
Total equity and liabilities		**422.9**	373.4

The financial statements on pages 39 to 72 were approved by the Board of Directors on 1 March 2006 and were signed on its behalf by:

Steve Dryden
Finance Director

Consolidated statement of cash flows

for the year ended 31 December 2005

	Note	2005 £m	2004 £m
Operating activities			
Profit before tax		**50.0**	45.7
Adjustments for:			
Net finance expense		**6.0**	1.9
Intangible amortisation		**0.8**	0.5
Depreciation		**22.1**	20.1
Share option expense		**1.1**	1.1
Impairment of property, plant and equipment		**–**	2.3
Other items		**1.1**	2.5
Increase in inventories		**(2.2)**	(5.7)
Increase in trade and other receivables		**(4.7)**	(8.5)
Increase in trade and other payables		**2.1**	4.8
Acquisition of employee trust shares		**(1.0)**	–
Other cash movements		**(4.6)**	(0.6)
Income tax paid		**(13.8)**	(13.2)
Net cash inflow from operating activities		**56.9**	50.9
Investing activities			
Interest received		**1.2**	0.8
Acquisition of property, plant and equipment		**(38.2)**	(34.8)
Proceeds from sale of property, plant and equipment		**0.9**	1.4
Acquisition of businesses net of cash acquired	22	**(4.6)**	(22.5)
Other investing cash flows		**(0.4)**	(0.9)
Net cash outflow from investing activities		**(41.1)**	(56.0)
Financing activities			
Interest paid		**(6.7)**	(2.8)
Dividends paid to former parent company		**–**	(34.3)
Dividends paid to equity holders		**(4.7)**	–
(Repayments of)/proceeds from short term loans		**(0.6)**	0.2
Proceeds from/(repayments of) long term loans		**133.7**	(0.1)
Capital contributions from former parent company		**4.2**	11.7
(Repayments to)/proceeds from former parent company		**(147.0)**	37.2
Net cash (outflow)/inflow from financing activities		**(21.1)**	11.9
Net (decrease)/increase in cash and cash equivalents		**(5.3)**	6.8
Net cash and cash equivalents at the beginning of the year		**29.7**	22.5
Net (decrease)/increase in cash and cash equivalents		**(5.3)**	6.8
Net effect of currency translation on cash and cash equivalents		**1.3**	0.4
Net cash and cash equivalents at the end of the year	11	**25.7**	29.7

Consolidated statement of recognised income and expense

for the year ended 31 December 2005

	2005 £m	2004 £m
Recognition of defined benefit pension schemes on demerger:		
Actuarial loss	**(34.7)**	–
Deferred tax credit on actuarial loss	**10.5**	–
Actuarial loss on defined benefit pension schemes since demerger	**(2.0)**	–
Deferred tax credit on actuarial loss on defined benefit pension schemes since demerger	**0.7**	–
Movement on cash flow hedge	**(0.1)**	–
Foreign exchange translation differences	**7.4**	(1.7)
Income and expense recognised directly in equity	**(18.2)**	(1.7)
Profit for the year	**33.0**	31.7
Total recognised income and expense for the year	**14.8**	30.0
Adoption of IAS 32 and IAS 39	**0.1**	–
	14.9	30.0
Attributable to:		
Equity holders of Filtrona	**12.9**	28.9
Minority interests	**1.9**	1.1
Total recognised income and expense	**14.8**	30.0

Accounting policies

a Basis of preparation

The consolidated financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU ('IFRS'). The Company has elected to prepare its parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Policies ('UK GAAP'); these are presented on pages 74 to 77.

On 6 June 2005 the Filtrona business was demerged from Bunzl plc ('Bunzl' or 'former parent company') and the ordinary shares of Filtrona plc ('Filtrona' or the 'Company') were listed on the London Stock Exchange. Prior to the demerger the Filtrona businesses were reorganised under Filtrona International Limited under the common control of Bunzl (outside the scope of IFRS 3: *Business combinations* ('IFRS 3')) and have been presented as if Filtrona had always existed independently for the purposes of the comparatives. The demerger was effected by the payment of a dividend in specie by Bunzl and has been accounted for as if it were a reverse acquisition.

The financial statements are prepared on a historical cost basis except for derivative financial instruments which are stated at fair value. This is Filtrona's first annual report and therefore the adoption of IFRS does not impact on any previously reported financial position.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods if relevant.

The preparation of financial statements that conform with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

As part of the demerger process, Listing Particulars were issued which included an Accountants' Report presenting financial information for the Filtrona businesses for the year ended 31 December 2004 prepared as if Filtrona had always existed independently. This information has been used as the basis of the comparative information in this report, with adjustments made for pension accounting as required by IAS 19 (revised): *Employee benefits* ('IAS 19 (revised)').

The accounting policies used in the preparation of these financial statements are detailed below. These policies have been consistently applied to all periods presented except for those relating to the classification and measurement of financial instruments.

b International Financial Reporting Standards

I IFRS 1

IFRS 1: *First-time adoption of International Financial Reporting Standards* ('IFRS 1') permits certain exemptions from the full requirements of IFRS in the transition period. Filtrona has taken the following exemptions:

(i) Business combinations

Filtrona has chosen not to retrospectively apply IFRS 3 to business combinations that occurred before the date of transition to IFRS.

(ii) Financial instruments

Filtrona, in its comparative information for the period ended 31 December 2004, has taken advantage of the exemption not to present financial information compliant with IAS 32: *Financial instruments: disclosure and presentation* ('IAS 32') and IAS 39: *Financial instruments: recognition and measurement* ('IAS 39'). Consequently, the restatement of the opening consolidated balance sheet at 1 January 2004, the results for the year ended 31 December 2004 and the consolidated balance sheet at 31 December 2004 have been prepared using the accounting policies for financial instruments previously adopted under UK GAAP. The result of the adoption of IAS 32 and IAS 39 on 1 January 2005 was the recognition of a derivative asset of £0.1m.

(iii) Cumulative translation differences

Filtrona has adopted the exemption in IFRS 1 allowing cumulative translation differences to be reset to zero at the transition date.

(iv) Fair value or revaluation at deemed cost

Filtrona has adopted the exemption to restate revalued items of property, plant and equipment as being held at deemed cost at the date of transition.

Accounting policies

b International Financial Reporting Standards (continued)
Filtrona has elected not to adopt the following exemption:

(i) Share-based payments
Filtrona has not adopted the exemption to apply IFRS 2: *Share-based payments* ('IFRS 2') only to awards made after 7 November 2002. Instead a full retrospective approach has been followed on all awards granted but not fully vested at the date of transition.

II Impairment
Goodwill was tested for impairment at 1 January 2004, the date of transition to IFRS, even though no indication of impairment existed.

c Basis of consolidation
(i) Subsidiaries
Subsidiaries are entities controlled by Filtrona. Control exists when Filtrona has the power, directly or indirectly, to govern the financial and operating policies of an entity to obtain economic benefit from its activities. The financial statements of subsidiaries are included in the financial statements from the date that control commences until the date that control ceases.

(ii) Joint ventures
Joint ventures are accounted for using the equity method of accounting. A joint venture is an entity in which Filtrona has a long-term interest and exercises joint control. Under the equity method, Filtrona's share of the aggregate assets and liabilities is included in the balance sheet and Filtrona's share of operating profit, finance and income tax expense of the joint venture is included in the income statement.

(iii) Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expense arising from intragroup transactions, are eliminated in preparing the financial statements.

d Foreign currency
(i) Foreign currency transactions
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into sterling at the exchange rate ruling at that date and recognised in the income statement unless hedging criteria apply.

(ii) Financial statements of foreign operations
The assets and liabilities of foreign operations, including intangible assets arising on consolidation, are translated at the exchange rate ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at average exchange rates. Exchange differences arising on retranslation are recognised directly in the translation reserve.

(iii) Net investment in foreign operations
Exchange differences since 1 January 2004, the date of transition to IFRS, arising from the translation of the net investment in foreign operations, and related hedges are taken to the translation reserve and released to the income statement upon disposal. Differences arising prior to 1 January 2004 are included in retained earnings.

e Financial instruments
Filtrona has taken the exemption granted by IFRS 1 not to apply IAS 32 and IAS 39 to the comparative figures in the 2005 financial statements. The financial statements for the year ended 31 December 2004 have been prepared using the accounting policies previously applied under UK GAAP for financial instruments, whereby the fair values of financial instruments were not recognised. The accounting policies described here for financial instruments are applicable from 1 January 2005.

Under IAS 39, financial instruments are measured initially at fair value. The subsequent measurement depends on the classification of the financial instrument. Loans and receivables and other financial liabilities (excluding derivatives) are held at amortised cost, unless they are included in a hedge accounting relationship.

Filtrona uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, Filtrona does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

e Financial instruments (continued)

(i) Cash flow hedges

Where a derivative is designated as a cash flow hedge, the change in fair value is recognised in equity, to the extent that it is effective and the ineffective portion is recognised in the income statement. Where the underlying transaction results in a financial asset, accumulated gains and losses are recognised in the income statement in the same period as the hedged item. Where the hedged item results in a non-financial asset the accumulated gains and losses previously recognised in equity are included in the initial carrying value of the asset. In 2004 cash flow hedges were disclosed but not recognised in the financial statements.

(ii) Fair value hedges

Where a derivative financial instrument is used to hedge the foreign exchange exposure of a monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement. In 2004 financial assets and liabilities, where hedged, were valued using the contracted rate.

(iii) Hedges of net investment in foreign operations

The gain or loss on an instrument used to hedge a net investment in a foreign operation that is deemed effective is recognised in equity. Any ineffective portion is recognised in the income statement.

f Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Previously revalued properties were treated as being held at deemed cost upon transition to IFRS.

Where parts of an item of property, plant and equipment or other assets have different useful lives, they are accounted for as separate items. The carrying values of property, plant and equipment and other assets are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

g Depreciation

Property, plant and equipment are depreciated over their estimated remaining useful lives at the following annual rates applied to book value:

Freehold land	Not depreciated
Buildings	2% or life of lease if shorter
Plant and machinery	7–20%
Fixtures, fittings and equipment	10–33%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

h Leases

Where Filtrona has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. All other leases are treated as operating leases and the rentals expensed to the income statement on a straight line basis. Lease incentives are amortised in the income statement over the life of the lease.

i Intangible assets

(i) Goodwill

Goodwill is stated at cost less any impairment losses.

Acquisitions are accounted for using the purchase method. For acquisitions that have occurred since 1 January 2004 goodwill represents the difference between the cost and fair value of identifiable assets acquired. For acquisitions made before 1 January 2004, goodwill is included on the basis of its deemed cost, which represents the amount previously recorded under UK GAAP.

(ii) Research and development

Research costs are expensed to the income statement in the year in which they are incurred.

Development costs relating to new products are capitalised if the new product is technically and commercially feasible. Other development costs are recognised in the income statement and expensed as incurred.

Accounting policies

i Intangible assets (continued)
(iii) Customer lists
Customer lists are identified on acquisition of businesses and valued using discounted cash flows based on historic customer attrition rates. Amortisation is expensed in the income statement on a straight line basis over the estimated useful economic life – a period of up to 25 years.

j Impairment
All assets, except inventories and deferred tax assets, are reviewed annually to determine whether there is any indication of impairment. If an indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount, being the greater of value in use and net selling price, and is recognised in the income statement. Value in use is estimated future cash flows discounted using a pre-tax discount rate.

k Inventories
Inventories are valued at the lower of cost (on a first in, first out basis) and net realisable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labour and overheads.

l Cash and cash equivalents
Cash and cash equivalents comprise cash balances and fixed term investments whose maturities are three months or less from the date of acquisition. Bank overdrafts repayable on demand and that form an integral part of Filtrona's cash management are included as part of cash and cash equivalents in the statement of cash flows.

m Trade and other receivables
Trade and other receivables are stated at cost less impairment losses.

n Income tax
Filtrona's income tax expense in 2004 benefited from its membership of Bunzl tax groups in different tax jurisdictions. In 2005, the income tax expense incurred by Filtrona only reflects reliefs and charges relevant to Filtrona tax groups.

Income tax in the income statement comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantially enacted at the balance sheet date and any adjustment to tax payable in prior years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences arising between the tax bases and the carrying amounts in the financial statements. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred tax is determined using tax rates that are expected to apply when the related deferred tax asset/liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

o Revenue
Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated expenses or the possible return of goods.

p Interest income and expense

Interest income and expense is recognised in the income statement as it accrues.

Funding balances between Filtrona and Bunzl are described as 'former parent company financing' within non-current liabilities, reflecting the debt transferred from Bunzl to Filtrona on demerger. Interest on the former parent company financing is calculated at an interest rate reflecting the effective finance expense that Bunzl incurred during the year ended 31 December 2004. Filtrona's finance expense shown in these financial statements reflects Filtrona's actual interest expense for the year ended 31 December 2005 including interest paid to Bunzl up to the date of demerger.

q Segment reporting

A segment is a distinguishable component of Filtrona that is engaged in providing products (business segment), or in providing products within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

For operational and financial reporting purposes, Filtrona identifies two business segments which are characterised by shared technology and raw material inputs and are subject to risks and rewards that are different from each other.

r Pensions

(i) Defined contribution schemes

Obligations for contributions to defined contribution pension schemes are expensed to the income statement as incurred.

(ii) Defined benefit schemes

The significant pension schemes in Europe and the US have been accounted for on a defined benefit basis under IAS 19 (revised). Under IAS 19 (revised) Filtrona has to account for defined benefit pension charges up to the date of demerger on a defined contribution basis and on a defined benefit basis thereafter. Accordingly Filtrona has recognised the retirement benefit obligation of £34.7m at demerger in the consolidated statement of recognised income and expense. Actuarial gains and losses that have arisen subsequently were recognised in full in the consolidated statement of recognised income and expense.

The net obligations in respect of defined benefit pension schemes are calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on AA credit rated bonds that have maturity dates approximating to the terms of Filtrona's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

The amounts charged to operating profit are the current service cost, past service cost and gains and losses on settlement and curtailments. The expected increase in the present value of scheme liabilities is included within finance expense and the expected return on scheme assets is included within finance income.

s Share-based payments

Filtrona operates equity settled, share-based compensation plans. A charge is made in the income statement based on the fair value of options using the Black-Scholes model with a corresponding increase in equity. The fair value is measured at grant date and spread over the expected period between grant and exercise of the options. The amount recognised as an expense will be adjusted to reflect the actual number of shares that vest.

The expense for share-based payments prior to demerger was the charge allocated by Filtrona's former parent company based on the participation of Filtrona employees in schemes that it operated.

t Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a past event and it is probable that a measurable outflow of economic resources will be required to settle the obligation.

u Net debt

Net debt is defined as cash and cash equivalents, net of interest bearing loans and borrowings.

v Dividends

Dividends are recognised as a liability in the period in which they are declared.

Notes

1. Segment analysis

Filtrona comprises the following business segments:

Plastic Technologies – produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies – focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Business segments

				2005
	Plastic Technologies £m	Fibre Technologies £m	Central Services† £m	Filtrona £m
Revenue	**273.3**	**240.4**	**–**	**513.7**
Operating profit/(loss) before intangible amortisation and demerger expense	37.6	26.9	(6.7)	57.8
Intangible amortisation	(0.7)	(0.1)	–	(0.8)
Demerger expense	–	–	(1.0)	(1.0)
Operating profit/(loss)	**36.9**	**26.8**	**(7.7)**	**56.0**
Segment assets	180.1	143.1	4.5	327.7
Intangible assets	59.7	3.3	–	63.0
Unallocated items			32.2	32.2
Total assets	**239.8**	**146.4**	**36.7**	**422.9**
Segment liabilities	35.4	32.7	9.1	77.2
Unallocated items			215.4	215.4
Total liabilities	**35.4**	**32.7**	**224.5**	**292.6**
Other segment items				
Capital expenditure	21.6	16.4	0.2	**38.2**
Depreciation	13.3	8.5	0.3	**22.1**
Closing number of employees	2,873	2,340	33	**5,246**
Average number of employees	2,953	2,270	30	**5,253**

† Central Services includes group accounts, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the business segments

1. Segment analysis (continued)

				2004
	Plastic Technologies £m	Fibre Technologies £m	Central Services† £m	Filtrona £m
Revenue	241.5	236.0	–	477.5
Operating profit/(loss) before intangible amortisation	33.2	23.9	(9.0)	48.1
Intangible amortisation	(0.4)	(0.1)	–	(0.5)
Operating profit/(loss)	32.8	23.8	(9.0)	47.6
Segment assets	154.5	126.0	4.3	284.8
Intangible assets	54.0	3.6	–	57.6
Unallocated items			31.0	31.0
Total assets	208.5	129.6	35.3	373.4
Segment liabilities	29.4	34.0	12.0	75.4
Unallocated items			183.1	183.1
Total liabilities	29.4	34.0	195.1	258.5
Other segment items				
Capital expenditure	15.8	18.9	0.1	34.8
Depreciation	12.3	7.6	0.2	20.1
Closing number of employees	2,952	2,202	26	5,180
Average number of employees	2,966	2,180	24	5,170

† Central Services includes group accounts, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the business segments

Inter segment sales are not significant in either year. Net finance expense of £6.0m (2004: £1.9m) and income tax expense of £17.0m (2004: £14.0m) cannot be meaningfully allocated by segment. The majority of unallocated liabilities relate to interest bearing loans and borrowings, retirement benefit obligations, deferred tax liabilities, bank overdrafts and income tax payable.

Notes

1. Segment analysis (continued)
Geographical segments

2005	Revenue (by destination) £m	Segment assets £m	Intangible assets £m	Capital expenditure £m
Europe	183.7	124.5	40.7	16.7
North America	215.5	133.1	21.9	14.2
Rest of the world	114.5	70.1	0.4	7.3
	513.7	**327.7**	**63.0**	**38.2**
Unallocated items	–	32.2	–	–
	513.7	**359.9**	**63.0**	**38.2**

2004	Revenue (by destination) £m	Segment assets £m	Intangible assets £m	Capital expenditure £m
Europe	191.5	127.2	37.6	12.3
North America	178.5	108.6	19.5	16.8
Rest of the world	107.5	49.0	0.5	5.7
	477.5	284.8	57.6	34.8
Unallocated items	–	31.0	–	–
	477.5	315.8	57.6	34.8

All segments are continuing operations.

2. Net operating expense

	2005 £m	2004 £m
Changes in inventories of finished goods and work-in-progress	**(0.1)**	0.4
Raw materials and consumables	**232.0**	208.9
Personnel expenses (note 5)	**124.8**	121.1
Depreciation and other amounts written off property, plant and equipment	**22.1**	22.4
Amortisation and other amounts written off intangible assets	**0.8**	0.5
Demerger expense	**1.0**	–
Hire of plant and machinery – rentals payable under operating leases	**0.5**	0.5
Other operating expenses	**76.6**	76.1
Net operating expense	**457.7**	429.9

	Note	2005 £m	2004 £m
Auditor's remuneration			
Statutory audit of the Group	i	**0.8**	0.6
Services other than statutory audit:			
Further assurance services	ii	**0.1**	0.2
Tax services	iii	**0.2**	0.3
Other services		**–**	–
	iv	**0.3**	0.5

Notes

i Includes remuneration and expenses for the audit of the Company for the year of £4,000 (2004: £nil)

ii Fees for further assurance services related principally to the review of the interim financial statements for the period ended 30 June 2005 and transition to IFRS reporting. *In 2004, further assurance services related to acquisition due diligence*

iii Tax services relate to fees paid for tax compliance services and tax advice

iv The Company believes that, given their detailed knowledge of Filtrona's operations, its structure and accounting policies and the importance of carrying out detailed due diligence as part of the acquisition process, it is appropriate for certain audit-related work to be carried out by the Company's auditor rather than another firm of accountants. The Audit Committee, which consists of independent Non-executive Directors, reviews and approves the level and type of non-audit work which the auditor performs, including the fees paid for such work, thus ensuring that their objectivity and independence is not compromised. £0.3m (2004: £0.2m) of the total fees for further assurance and taxation services were charged in the UK

Notes

3. Net finance expense

	2005 £m	2004 £m
Finance income		
Bank deposits	**1.1**	0.8
Other finance income	**0.1**	0.1
Expected return on pension scheme assets	**4.4**	–
	5.6	0.9
Finance expense		
Loans and overdrafts	**(5.4)**	–
Former parent company financing	**(1.7)**	(2.8)
Other finance expense	**(0.1)**	–
Interest on pension scheme liabilities	**(4.4)**	–
	(11.6)	(2.8)
Net finance expense	**(6.0)**	(1.9)

4. Income tax expense

	2005 £m	2004 £m
Components of tax expense:		
Current tax	**16.9**	18.8
Prior years' tax	**(1.2)**	(2.9)
Double tax relief	**(0.2)**	(0.6)
Deferred tax (note 15)	**1.4**	(1.3)
Taxes on equity items	**0.1**	–
Income tax expense	**17.0**	14.0

Income tax expense in the UK is £1.1m (2004: £1.2m).

Factors affecting tax expense for the year
Filtrona operates across the world and is subject to income tax in many different jurisdictions. Filtrona calculates its average expected tax rate as a weighted average of the national corporate income tax rates in the tax jurisdictions in which it operates.

	2005 £m	2004 £m
Profit before income tax	**50.0**	45.7
Tax at weighted average	**16.0**	14.8
Effects of:		
Permanent disallowables	**0.2**	0.8
Overseas state and local tax	**0.5**	1.1
Unrelieved tax losses	**1.8**	0.5
Prior year adjustments	**(1.2)**	(2.9)
Other items	**(0.3)**	(0.3)
Income tax expense	**17.0**	14.0

5. Personnel expense

	2005 £m	2004 £m
Wages and salaries	**105.2**	101.2
Social security expense	**13.1**	11.8
Pension expense (note 17)	**5.4**	7.0
Share option expense	**1.1**	1.1
	124.8	121.1

The Report of the Remuneration Committee on pages 26 to 32 sets out information on Directors' remuneration.

6. Earnings per share

	2005 £m	2004 £m
Earnings attributable to ordinary shareholders of Filtrona	**31.6**	30.5
Adjustment*	**1.2**	0.3
Adjusted earnings	**32.8**	30.8
Basic weighted average ordinary shares in issue (million)#	**219.1**	219.3
Dilutive effect of employee share option plans (million)	**0.8**	–
Diluted weighted average ordinary shares (million)	**219.9**	219.3
Basic earnings per share	**14.4p**	13.9p
Adjustment*	**0.6p**	0.1p
Adjusted earnings per share	**15.0p**	14.0p
Diluted basic earnings per share	**14.4p**	13.9p

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

* The adjustment relates to intangible amortisation and demerger expense less tax relief thereon
# The number of ordinary shares issued on demerger has been used as the weighted average number for the period prior to demerger

Notes

7. Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	Total £m
				2005
Cost				
Beginning of year	46.5	230.5	36.0	**313.0**
Additions	8.8	25.2	4.2	**38.2**
Disposals	(0.4)	(5.9)	(0.8)	**(7.1)**
Currency translation	4.3	17.3	1.5	**23.1**
End of year	**59.2**	**267.1**	**40.9**	**367.2**
Depreciation				
Beginning of year	10.8	126.6	23.1	**160.5**
Expense in year	1.3	17.4	3.4	**22.1**
Disposals	(0.2)	(5.6)	(0.7)	**(6.5)**
Currency translation	0.8	8.9	0.9	**10.6**
End of year	**12.7**	**147.3**	**26.7**	**186.7**
Net book value at end of year	**46.5**	**119.8**	**14.2**	**180.5**

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	Total £m
				2004
Cost				
Beginning of year	45.1	214.1	36.1	295.3
Acquisitions	1.7	3.0	0.2	4.9
Additions	2.7	28.0	4.1	34.8
Disposals	(1.2)	(7.6)	(2.1)	(10.9)
Currency translation	(1.8)	(7.0)	(2.3)	(11.1)
End of year	46.5	230.5	36.0	313.0
Depreciation				
Beginning of year	8.7	120.6	22.8	152.1
Expense in year	1.4	15.6	3.1	20.1
Impairment	1.3	1.0	–	2.3
Disposals	(0.2)	(7.2)	(2.0)	(9.4)
Currency translation	(0.4)	(3.4)	(0.8)	(4.6)
End of year	10.8	126.6	23.1	160.5
Net book value at end of year	35.7	103.9	12.9	152.5

8. Intangible assets

2005	Goodwill £m	Customer lists £m	Total £m
Cost			
Beginning of year	46.9	21.9	**68.8**
Acquisitions (note 22)	5.1	–	**5.1**
Currency translation	2.5	(0.9)	**1.6**
End of year	**54.5**	**21.0**	**75.5**
Amortisation			
Beginning of year	10.7	0.5	**11.2**
Expense in year	–	0.8	**0.8**
Currency translation	0.5	–	**0.5**
End of year	**11.2**	**1.3**	**12.5**
Net book value at end of year	**43.3**	**19.7**	**63.0**

2004	Goodwill £m	Customer lists £m	Total £m
Cost			
Beginning of year	48.2	–	48.2
Acquisitions (note 22)	–	21.1	21.1
Currency translation	(1.3)	0.8	(0.5)
End of year	46.9	21.9	68.8
Amortisation			
Beginning of year	11.1	–	11.1
Expense in year	–	0.5	0.5
Currency translation	(0.4)	–	(0.4)
End of year	10.7	0.5	11.2
Net book value at end of year	36.2	21.4	57.6

Notes

9. Inventories

	2005 £m	2004 £m
Raw materials and consumables	**25.7**	21.3
Work-in-progress	**3.0**	2.7
Finished goods and goods for resale	**31.1**	29.3
	59.8	53.3

Inventories held at net realisable value and amounts recognised as income from the reversal of write-downs were not significant.

10. Trade and other receivables

	2005 £m	2004 £m
Trade receivables	**71.3**	64.2
Other receivables	**7.1**	8.5
Prepayments and accrued income	**7.2**	5.3
	85.6	78.0
Trade receivables are stated after provision for doubtful debts of:	**3.1**	3.2

11. Cash and cash equivalents

	2005 £m	2004 £m
Bank balances	**29.7**	29.6
Short-term bank deposits not repayable on demand	**1.0**	1.7
Cash and cash equivalents	**30.7**	31.3
Bank overdrafts	**(5.0)**	(1.6)
Cash and cash equivalents in the statement of cash flows	**25.7**	29.7

Interest rates on short-term bank deposits not repayable on demand are set for periods ranging from one day to three months. Of the £30.7m (2004: £31.3m) cash and cash equivalents, 12% (2004: 22%) were denominated in sterling, 16% (2004: 10%) were denominated in US dollars, 24% (2004: 32%) were denominated in euros and 48% (2004: 36%) were denominated in other currencies.

12. Trade and other payables

	2005 £m	2004 £m
Trade payables	**39.5**	34.7
Other tax and social security contributions	**2.8**	2.1
Other payables	**7.2**	16.3
Accruals and deferred income	**19.4**	15.5
	68.9	68.6

13. Interest bearing loans and borrowings

	2005 £m	2004 £m
Non-current liabilities		
Unsecured bank loans	**145.2**	0.3
Former parent company financing	**–**	148.3
	145.2	148.6
Current liabilities		
Unsecured bank loans	**0.1**	–
Unsecured non-bank loan	**0.6**	1.1
	0.7	1.1

Terms and debt repayment schedule

	< 1 yr £m	1–2 yrs £m	2–5 yrs £m	2005 Total £m
Unsecured bank loans	0.1	0.1	145.1	**145.3**
Unsecured non-bank loan	0.6	–	–	**0.6**
	0.7	**0.1**	**145.1**	**145.9**

All debt due for repayment in two to five years must be repaid no later than 2010.

	< 1 yr £m	1–2 yrs £m	2–5 yrs £m	2004 Total £m
Unsecured bank loans	–	0.1	0.2	0.3
Unsecured non-bank loan	1.1	–	–	1.1
	1.1	0.1	0.2	1.4
Former parent company financing				148.3
				149.7

The former parent company financing did not have defined repayment terms.

At 31 December 2005, the majority of Filtrona's interest bearing loans and borrowings were at floating rates of interest set with reference to LIBOR for periods ranging from seven days to three months. With effect from 24 February 2006, $35m and €30m of net debt was protected from adverse movements in interest rates with interest rate caps for a period of 21 months. Also on 24 February 2006, the interest rate on $40m of net debt was effectively fixed at 5.1775% with interest rate swaps for a period of two years.

In 2004, the interest expense on former parent company financing was calculated at an interest rate reflecting the effective interest expense that Bunzl incurred during that year.

Notes

13. Interest bearing loans and borrowings (continued)
After taking into account foreign exchange swaps, the currency and interest rate profile of Filtrona's financial assets and liabilities is as follows:

				2005
	Floating rate £m	Non-interest bearing £m	Impact of foreign exchange swaps £m	Total £m
Assets				
Sterling	3.5	22.3	–	**25.8**
US dollar	4.9	30.2	–	**35.1**
Euro	7.5	11.7	–	**19.2**
Other	14.8	23.1	–	**37.9**
	30.7	87.3	–	**118.0**
Liabilities				
Sterling	37.9	27.4	(78.1)	**(12.8)**
US dollar	111.7	35.7	20.2	**167.6**
Euro	0.3	9.1	58.6	**68.0**
Other	1.0	14.1	–	**15.1**
	150.9	86.3	0.7	**237.9**

£2.1m of Filtrona's non-interest bearing financial liabilities are due for payment in one to two years.

Filtrona's available undrawn committed facilities at 31 December were:

	2005 £m
Expiring within one year	**–**
Expiring after one but within two years	**–**
Expiring after two years	**70.0**
	70.0

Any loans drawn on these facilities would bear interest at floating rates with reference to LIBOR for the period of the loan.

Prior to demerger, Filtrona did not have any committed facilities as its treasury operations were managed by the former parent company.

14. Derivative instruments

	Assets		Liabilities	
	Fair values £m	Contractual or notional amounts £m	Fair values £m	Contractual or notional amounts £m
At 31 December 2005				
Fair value hedges				
Forward foreign exchange contracts	0.1	4.9	(0.1)	9.6
Cash flow hedges				
Forward foreign exchange contracts	–	0.8	–	0.8
Hedges of net investments				
Cross currency swaps	–	14.6	(0.7)	64.2
	0.1	20.3	(0.8)	74.6

The fair value of derivative assets in 2004 was £0.1m.

The fair values of other financial assets and liabilities are not significantly different from their carrying amounts in 2005 and 2004.

Fair values of forward foreign exchange contracts and cross currency swaps have been calculated at year end exchange rates compared to contracted rates.

The net fair value gains on open forward foreign exchange contracts that hedge foreign currency risk of anticipated future sales and purchases will be transferred to the income statement when the forecast sales and purchases occur over the next 12 months.

Filtrona has US dollar denominated borrowings and US dollar and euro currency swaps which it has designated as hedges of the net investments in its subsidiary undertakings. The exchange losses of £11.3m on these borrowings and the losses of £0.1m on the US dollar currency swaps and gains of £0.3m on euro currency swaps have been recognised in reserves.

Notes

15. Deferred tax

Deferred tax assets and liabilities are attributable to the following:

	2005			2004		
	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Net £m
Property, plant and equipment	(0.7)	13.2	12.5	(0.3)	11.7	11.4
Intangible assets	–	5.1	5.1	–	5.5	5.5
Employee benefits	(11.4)	–	(11.4)	(0.4)	–	(0.4)
Other	(4.6)	8.2	3.6	(4.1)	6.0	1.9
Tax (assets)/liabilities	(16.7)	26.5	9.8	(4.8)	23.2	18.4
Set off of tax	15.1	(15.1)	–	4.6	(4.6)	–
Net tax (assets)/liabilities	(1.6)	11.4	9.8	(0.2)	18.6	18.4

Movements in temporary differences in the year:

	2005 £m	2004 £m
Beginning of year	18.4	14.2
Charge/(credit) to the income statement in respect of current year (note 4)	1.4	(1.3)
Charge to the income statement in respect of prior years	1.4	–
Recognition of defined benefit pension schemes on demerger	(10.5)	–
Credit to reserves on movements of defined benefit pension schemes	(0.3)	–
Acquisitions	–	5.6
Currency translation	(0.6)	(0.1)
End of year	9.8	18.4

Deferred tax has been accounted for in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings only to the extent that such distributions are accrued as receivable. Deferred income tax liabilities have not been established for the withholding tax and other tax that would be payable on the unremitted earnings of overseas subsidiaries, as such amounts are currently regarded as permanently reinvested. A deferred tax asset of £0.7m has not been recognised in respect of capital losses as the realisation of this deferred tax asset is not considered probable.

16. Provisions

	2005 £m	2004 £m
Movements		
Beginning of year	**5.6**	4.0
Expensed in the income statement	**2.5**	2.3
Acquisitions	**–**	0.2
Reclassified from other payables	**3.1**	–
Utilised	**(3.8)**	(0.6)
Currency translation	**0.1**	(0.3)
End of year	**7.5**	5.6
Non-current	**2.5**	3.7
Current	**5.0**	1.9
	7.5	5.6

Provisions relate primarily to vacant properties, employees' compensation claims, legal claims and environmental clean up expenses and are expected to be utilised in the near future.

17. Employee benefits

For the period prior to demerger Filtrona employees were members of the former parent company's defined benefit and defined contribution pension schemes. The liabilities and assets of these schemes have been transferred to successor Filtrona schemes. Liabilities were actuarially allocated between Filtrona and the former parent company and scheme assets were split in the same proportion as liabilities.

Under IAS 19 (revised) Filtrona has to account for defined benefit pension costs up to the date of demerger on a defined contribution basis and on a defined benefit basis thereafter. Accordingly Filtrona has recognised the retirement benefit obligation of £34.7m at demerger in the consolidated statement of recognised income and expense.

Trustees administer the schemes and the assets are held independently from Filtrona.

Pension costs of the defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes in April 2003 and annual actuarial valuations are performed on the principal US defined benefit schemes. The assets and liabilities of the defined benefit schemes have been updated to the balance sheet date from the most recent actuarial valuations taking account of the investment returns achieved by the schemes and the level of contributions.

Contributions to all schemes are determined in line with actuarial advice, local conditions and practices. Defined benefit contributions in 2006 are expected to be £4.2m, which consists of payments to fund future service accruals and contributions to amortise the deficit in respect of past service.

Notes

17. Employee benefits (continued)

The amounts included in the consolidated financial statements in respect of arrangements in Europe and the US are as follows:

	2005 £m	2004 £m
Amounts charged to operating profit		
Defined contribution schemes	3.6	7.0
Defined benefit schemes:		
Service cost	1.8	–
Total operating expense (note 5)	5.4	7.0
Amounts included as finance (income)/expense		
Expected return on scheme assets	(4.4)	–
Interest on scheme liabilities	4.4	–
Net financial return	–	–
Amounts recognised in the statement of recognised income and expense		
Recognition of actuarial losses on demerger	(34.7)	–
Actual return less expected return on scheme assets	5.7	–
Impact of changes in assumptions relating to the present value of scheme liabilities	(7.7)	–
Actuarial loss	(36.7)	–

The principal assumptions used by the independent qualified actuaries for the purposes of IAS 19 (revised) were:

	2005	
	Europe	US
Rate of increase in salaries	3.75%	3.00%
Rate of increase in pensions	2.75%	n/a*
Discount rate	4.75%	5.50%
Inflation rate	2.75%	n/a*
Expected return on scheme assets	5.90%	8.30%

* not applicable

The assumptions used by the actuaries are the estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

17. Employee benefits (continued)

The fair value of scheme assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

					2005
	Long term rate of return	Europe £m	Long term rate of return	US £m	Total £m
Equities	6.80%	64.7	9.75%	18.8	**83.5**
Bonds	4.45%	12.5	5.75%	10.2	**22.7**
Gilts	3.80%	18.1		–	**18.1**
Other		–	4.50%	0.1	**0.1**
Fair value of scheme assets		95.3		29.1	**124.4**
Present value of scheme liabilities		(123.3)		(36.9)	**(160.2)**
Retirement benefit obligations		**(28.0)**		**(7.8)**	**(35.8)**

Movement in fair value of scheme assets/(liabilities) during the year

			2005
	Scheme assets £m	Scheme liabilities £m	Total £m
Beginning of year	–	–	**–**
Recognition of defined benefit pension schemes on demerger	116.2	(150.9)	**(34.7)**
Contribution to defined benefit pension schemes by former parent company	1.4	–	**1.4**
Service cost	–	(1.8)	**(1.8)**
Contributions	3.2	(0.7)	**2.5**
Actuarial gains/(losses)	5.7	(7.7)	**(2.0)**
Finance income/(expense)	4.4	(4.4)	**–**
Benefits paid	(1.7)	1.7	**–**
Curtailment	(7.3)	7.5	**0.2**
Changes in scheme coverage	0.3	(1.1)	**(0.8)**
Currency translation	2.2	(2.8)	**(0.6)**
End of year	**124.4**	**(160.2)**	**(35.8)**

		2005
	% of scheme assets/ liabilities	£m
Experience gains and losses		
Difference between actual and expected return on scheme assets	**4.6**	**5.7**
Net actuarial losses recognised in the statement of recognised income and expense	**(1.2)**	**(2.0)**

Notes

17. Employee benefits (continued)

Share-based payments

Up to the date of demerger certain key management personnel and senior employees were entitled to participate in share option schemes of the former parent company. UK and some overseas employees were also able to participate in Save As You Earn schemes (or local equivalent) run by the former parent company. An expense of £0.6m (2004: £1.1m) was taken by Filtrona in respect of these schemes in accordance with IFRS 2.

Since demerger Filtrona has issued its own share options and disclosure on their fair values is given below:

Share options outstanding

								2005
	Outstanding at beginning of year	Granted during the year	Weighted average exercise price	Lapsed during the year	Weighted average exercise price	**Outstanding at the end of year**	**Weighted average exercise price**	**Exercisable at end of year**
LTIP Part A	–	2,281,608	239.5p	(148,346)	239.0p	**2,133,262**	**239.5p**	**–**
LTIP Part B 'Matching'	–	600,666	–	–	–	**600,666**	**–**	**–**
LTIP Part B 'Performance'	–	570,992	–	(55,645)	–	**515,347**	**–**	**–**
	–	**3,453,266**		**(203,991)**		**3,249,275**		**–**

It is Filtrona's intention to offer a sharesave scheme to its UK employees in March 2006.

Fair value model inputs for share options outstanding

			2005
	LTIP Part A	**LTIP Part B 'Matching'**	**LTIP Part B 'Performance'**
Weighted average fair value at grant	40.6p	211.9p	207.2p
Weighted average share price at grant	239.5p	232.0p	232.0p
Weighted average exercise price	239.5p	–	–
Weighted average volatility	24.0%	23.6%	23.8%
Weighted average dividend yield	2.98%	3.07%	3.07%
Weighted risk free rate	4.12%	4.10%	4.15%
Expected employee retention rates	73.7%	85.0%	85.0%
Expected term	3.25 years	3.00 years	3.75 years

All options have been valued using the Black-Scholes model.

Volatility has been calculated over the length of the expected term, for the period immediately before the grant date. The volatility of the former parent company's shares has been used as a proxy for Filtrona's share price volatility in the period prior to demerger.

Share-based payment arrangements

			2005
	LTIP Part A	**LTIP Part B 'Matching'**	**LTIP Part B 'Performance'**
Contractual life	3–10 years	3–6 years	3–6 years

Details of the vesting conditions of the LTIP Part A, LTIP Part B 'Matching' and LTIP Part B 'Performance' share option schemes are set out in the Report of the Remuneration Committee on pages 26 to 32.

All options are settled with equity.

18. Share capital

	2005 £m	2004 £m
Authorised: 500 million (2004: 500 million) ordinary shares of 25p (2004: 125p) each	**125.0**	625.0
Issued and fully paid ordinary shares of 25p (2004: 125p) each	**54.8**	274.1

Number of shares in issue		
Beginning and end of year	**219,326,795**	219,326,795

On 8 June 2005 a resolution was passed reducing the ordinary share capital by 100p per share (total: £219.3m), and on 9 June 2005 this was confirmed by an Order of the High Court. The amounts arising were used to create retained earnings in the Company.

19. Movements on reserves

2005	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Minority interests £m	Total £m
At 1 January 2005	–	(132.8)	–	(1.6)	(28.7)	3.9	(159.2)
Adoption of IAS 32 and IAS 39			0.1				0.1
At 1 January 2005 restated	**–**	**(132.8)**	**0.1**	**(1.6)**	**(28.7)**	**3.9**	**(159.1)**
Total recognised income and expense for the year			(0.1)	6.9	6.1	1.9	14.8
Transfer to retained earnings on reduction in share capital					219.3		219.3
Acquisition of employee trust shares					(1.0)		(1.0)
Share option expense					1.1		1.1
Dividends paid					(4.7)	(0.4)	(5.1)
Arising on acquisition						0.2	0.2
Redemption of £1 preference shares	0.1						0.1
Former parent company's capital contribution					4.2		4.2
Former parent company's contribution to the defined benefit pension scheme net of deferred tax					1.0		1.0
At 31 December 2005	**0.1**	**(132.8)**	**–**	**5.3**	**197.3**	**5.6**	**75.5**

The other reserve relates to the Group reorganisation which took place as part of the demerger and represents the difference between Filtrona plc's share capital and Filtrona International Ltd's share capital and share premium on 6 June 2005 and is not distributable.

Notes

19. Movements on reserves (continued)

							2004
	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Minority interests £m	Total £m
At 1 January 2004	–	(132.8)	–	–	(37.7)	3.0	(167.5)
Total recognised income and expense for the year				(1.6)	30.5	1.1	30.0
Share option expense					1.1		1.1
Dividends paid					(34.3)	(0.2)	(34.5)
Former parent company's capital contribution					11.7		11.7
At 31 December 2004	–	(132.8)	–	(1.6)	(28.7)	3.9	(159.2)

Employee trust shares are ordinary shares of the Company held by Filtrona in an employee benefit trust. The principal purpose of this trust is to hold shares in the Company for subsequent transfer to certain senior employees and Executive Directors relating to options granted and awards made in respect of market purchase shares under the LTIP Part A, LTIP Part B 'Matching' and LTIP Part B 'Performance' option awards. Full details are set out in the Report of the Remuneration Committee on pages 26 to 32. The assets, liabilities and expenditure of the trust have been incorporated in Filtrona's financial statements. At 31 December 2005 the trust held 423,009 (2004: nil) shares, upon which dividends have been waived, with an aggregate nominal value of £0.1m (2004: £nil) and market value of £1.2m (2004: £nil).

20. Analysis of net debt

	1 Jan 2005 £m	Cash flow £m	Exchange movements £m	**31 Dec 2005 £m**
Cash at bank and in hand	24.9	(2.7)	0.4	**22.6**
Short-term bank deposits repayable on demand	4.7	0.9	1.5	**7.1**
Short-term bank deposits not repayable on demand	1.7	(0.7)	–	**1.0**
Cash and cash equivalents	31.3	(2.5)	1.9	**30.7**
Overdrafts	(1.6)	(2.8)	(0.6)	**(5.0)**
Cash and cash equivalents in the statement of cash flows	29.7	(5.3)	1.3	**25.7**
Debt due within one year	(1.1)	0.6	(0.2)	**(0.7)**
Debt due after one year	(0.3)	(133.7)	(11.2)	**(145.2)**
Amounts due to former parent company	(148.3)	147.0	1.3	**–**
Net debt	(120.0)	8.6	(8.8)	**(120.2)**

21. Operating lease commitments

	2005 £m	2004 £m
At 31 December Filtrona had the following commitments under non-cancellable operating leases:		
Expiring within one year	**1.4**	1.6
Expiring between one and five years	**4.4**	3.9
Expiring after five years	**4.4**	4.0
	10.2	9.5

Notes

22. Acquisitions

In December 2005 Filtrona purchased an additional 30% of FractureCode Corporation ApS ('FractureCode'), taking Filtrona's share in FractureCode to 80%. FractureCode was previously accounted for as a joint venture using equity accounting. Following the purchase it is now fully consolidated and contributed £nil to operating profit before intangible amortisation in 2005.

The remaining 20% of shares in FractureCode could be acquired between March 2009 and December 2012. The consideration for the remaining 20% of shares is dependent on various profit related targets and is capped at a maximum of €40m.

The principal acquisition made during 2004 was Skiffy, which Filtrona acquired in March.

The acquisition was accounted for under the purchase method of accounting and contributed £2.3m to operating profit before intangible amortisation in 2004.

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

The principal fair value adjustments are as follows:

In 2005:
The adjustment to intangibles represents the write-off of goodwill in the entity on acquisition in accordance with IAS 38: *Intangible Assets*.

The adjustment to investment in associate and minority interest reflects the change from equity accounting to full consolidation.

In 2004:
The adjustment to trade and other payables reflects their estimated settlement value.

A summary of the effect of the acquisition of FractureCode in 2005 is detailed below:

	Book value at acquisition £m	Consistency of accounting policy £m	Fair value of assets acquired £m
Intangible assets	0.5	(0.5)	–
Trade and other receivables	0.7	–	0.7
Trade and other payables	(0.4)	–	(0.4)
Cash and cash equivalents	0.1	–	0.1
Investment in associate	–	(0.5)	(0.5)
Minority interest	–	(0.2)	(0.2)
	0.9	(1.2)	(0.3)
Goodwill			5.1
Consideration			4.8
Satisfied by:			
Accrued expenses			0.1
Cash consideration			4.7
The net cash outflow in the period in respect of the acquisition of FractureCode comprised:			
Cash consideration			4.7
Cash and cash equivalents acquired			(0.1)
Net cash outflow in respect of the acquisition of FractureCode			**4.6**

22. Acquisitions (continued)
A summary of the effect of acquisitions in 2004 is detailed below:

	Book value at acquisition £m	Revaluation £m	Fair value of assets acquired £m
Property, plant and equipment	4.9	–	4.9
Inventories	1.8	–	1.8
Trade and other receivables	2.2	–	2.2
Trade and other payables	(0.9)	(0.7)	(1.6)
Cash and cash equivalents	0.9	–	0.9
Income tax	(0.1)	–	(0.1)
Provisions	(0.2)	–	(0.2)
	8.6	(0.7)	7.9
Customer lists			21.1
Deferred tax provided on customer lists			(5.6)
Consideration			23.4
Satisfied by:			
Cash consideration			23.4
The net cash outflow in the period in respect of the acquisition of businesses comprised:			
Cash consideration			23.4
Cash and cash equivalents acquired			(0.9)
Net cash outflow in respect of the acquisition of businesses			22.5

23. Dividends
Only the interim dividend is accounted for in the year as the right to receive the final dividend had not passed to the holders of the ordinary shares at the year end.

Total dividends in respect of 2005 are:

		2005
	Per share p	**Total £m**
Interim paid 31 October 2005	**2.13**	**4.7**
Proposed final payable 28 April 2006	**4.27**	**9.3**
	6.40	**14.0**

24. Transactions with related parties
Other than the acquisition of FractureCode, Filtrona has not entered into any material transactions with related parties. Furthermore, throughout 2005, no Director had a personal interest in any significant transaction of Filtrona.

Notes

25. Reconciliation to UK GAAP

As stated in the accounting policies, these financial statements are prepared in accordance with IFRS. Apart from in the Listing Particulars dated 17 May 2005, Filtrona has never had to prepare consolidated financial statements under UK GAAP. However, reconciliation of the consolidated balance sheets at 31 December 2004 and 1 January 2004 and the consolidated income statement for the year ended 31 December 2004 that would have been presented under UK GAAP is given below for information purposes.

Consolidated balance sheet

		At 31 Dec 2004			At 1 Jan 2004		
	Note	UK GAAP £m	Effect of IFRS £m	IFRS £m	UK GAAP £m	Effect of IFRS £m	IFRS £m
Assets							
Property, plant and equipment		152.5	–	**152.5**	143.2	–	**143.2**
Intangible assets	a	51.8	5.8	**57.6**	37.1	–	**37.1**
Deferred tax assets	c	–	0.2	**0.2**	–	0.3	**0.3**
Total non-current assets		204.3	6.0	**210.3**	180.3	0.3	**180.6**
Inventories		53.3	–	**53.3**	47.4	–	**47.4**
Income tax receivable		0.5	–	**0.5**	0.6	–	**0.6**
Trade and other receivables		78.0	–	**78.0**	68.2	–	**68.2**
Cash and cash equivalents		31.3	–	**31.3**	25.0	–	**25.0**
Total current assets		163.1	–	**163.1**	141.2	–	**141.2**
Total assets		367.4	6.0	**373.4**	321.5	0.3	**321.8**
Equity							
Issued capital		274.1	–	**274.1**	274.1	–	**274.1**
Other reserve		(132.8)	–	**(132.8)**	(132.8)	–	**(132.8)**
Revaluation reserve	i	–	–	**–**	1.3	(1.3)	**–**
Translation reserve	i	–	(1.6)	**(1.6)**	–	–	**–**
Retained earnings	i	(49.1)	20.4	**(28.7)**	(54.9)	17.2	**(37.7)**
Attributable to equity holders of Filtrona		92.2	18.8	**111.0**	87.7	15.9	**103.6**
Minority interests	d	3.7	0.2	**3.9**	2.8	0.2	**3.0**
Total equity		95.9	19.0	**114.9**	90.5	16.1	**106.6**
Liabilities							
Interest bearing loans and borrowings		148.6	–	**148.6**	117.5	–	**117.5**
Retirement benefit obligations	b	19.6	(19.6)	**–**	17.5	(17.5)	**–**
Other payables		3.1	–	**3.1**	2.7	–	**2.7**
Provisions	e	5.6	(1.9)	**3.7**	4.0	(1.3)	**2.7**
Deferred tax liabilities	c	11.8	6.8	**18.6**	12.6	1.9	**14.5**
Total non-current liabilities		188.7	(14.7)	**174.0**	154.3	(16.9)	**137.4**
Bank overdrafts		1.6	–	**1.6**	2.5	–	**2.5**
Interest bearing loans and borrowings		1.1	–	**1.1**	0.9	–	**0.9**
Income tax payable		11.3	–	**11.3**	9.6	–	**9.6**
Trade and other payables	d	68.8	(0.2)	**68.6**	63.7	(0.2)	**63.5**
Provisions	e	–	1.9	**1.9**	–	1.3	**1.3**
Total current liabilities		82.8	1.7	**84.5**	76.7	1.1	**77.8**
Total liabilities		271.5	(13.0)	**258.5**	231.0	(15.8)	**215.2**
Total equity and liabilities		367.4	6.0	**373.4**	321.5	0.3	**321.8**

25. Reconciliation to UK GAAP (continued)

Consolidated income statement
For the year ended 31 December 2004

	Note	UK GAAP £m	Effect of IFRS £m	2004 IFRS £m
Revenue				
Existing businesses		470.4	–	**470.4**
Acquisitions		7.1	–	**7.1**
Total revenue		477.5	–	**477.5**
Operating profit before intangible amortisation				
Existing businesses	f	51.9	(6.1)	**45.8**
Acquisitions		2.3	–	**2.3**
Total operating profit before intangible amortisation		54.2	(6.1)	**48.1**
Intangible amortisation	a	(3.0)	2.5	**(0.5)**
Operating profit		51.2	(3.6)	**47.6**
Finance income	g	8.1	(7.2)	**0.9**
Finance expense	g	(9.9)	7.1	**(2.8)**
Profit before tax		49.4	(3.7)	**45.7**
Income tax expense	h	(15.4)	1.4	**(14.0)**
Profit for the year		34.0	(2.3)	**31.7**
Attributable to:				
Equity holders of Filtrona		32.8	(2.3)	**30.5**
Minority interests		1.2	–	**1.2**
Profit for the year		34.0	(2.3)	**31.7**

Consolidated statement of cash flows
Short-term bank deposits of £1.7m (1 Jan 2004: £2.8m) that are an integral part of Filtrona's cash management are reclassified as cash and cash equivalents under IFRS but were classified as financing cash flows under UK GAAP. There are no other material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under UK GAAP.

Notes

a Filtrona has applied IFRS to all business combinations that have occurred since 1 January 2004. Under IFRS Filtrona valued certain other intangible assets acquired separately from goodwill. As a result Filtrona recognised £21.1m as customer lists acquired in the year. Additionally under IFRS goodwill is no longer amortised but is tested annually for impairment. Customer lists are being amortised over their useful economic lives. Under IFRS Filtrona provided a £5.6m deferred tax liability in respect of customer lists acquired in the year. This resulted in additional intangible assets being recognised on acquisition.

b Under IFRS Filtrona cannot present defined benefit retirement benefit obligations prior to the date of demerger since IAS 19 (revised) states that a contractual agreement between the sponsoring company and its participants on how the deficit is to be funded must exist. This reduced retirement benefit obligations net of associated deferred tax assets by £19.6m (1 Jan 2004: £17.5m).

c Filtrona has to account for deferred tax on share option expense under IFRS and accordingly a deferred tax asset of £0.2m (1 Jan 2004: £0.3m) was recognised. Under UK GAAP tax was only recognised on the shares when they were exercised. Under UK GAAP deferred tax is shown net on the consolidated balance sheet. Under IFRS the assets and liabilities are required to be shown separately (net of any allowable offsets) and therefore £0.2m (1 Jan 2004: £0.3m) was reclassified as deferred tax assets and liabilities.

d Under IFRS accruals cannot be made for dividends declared after the balance sheet date. Hence dividends payable to minorities of £0.2m (1 Jan 2004: £0.2m) made after the balance sheet date were adjusted.

e Under IFRS provisions were split between non-current and current liabilities.

Notes

25. Reconciliation to UK GAAP (continued)

f The following is an analysis of differences relating to operating profit before intangible amortisation:

	Note	2004 £m
Non-recurring adjustments in Fibre Technologies		
Property impairment	i	1.3
Asset impairment	ii	1.0
Fair value adjustments related to prior year acquisitions	ii	1.2
		3.5
Non-recurring adjustment in Central Services		
Pension adjustment	iii	1.5
Non-recurring IFRS adjustments		**5.0**
Recurring adjustment		
Share option expense	iv	1.1
Total IFRS adjustments		**6.1**

Notes

i Under UK GAAP Filtrona revalued downwards a property that had previously been revalued. Under IFRS this property was held at deemed cost at 1 January 2004 and consequently the property has been impaired through the income statement

ii Under UK GAAP Filtrona was permitted to take fair value adjustments to goodwill for up to the end of the following financial year from the date of the acquisition. Under IFRS Filtrona is only permitted to do this for up to one year after the date of acquisition and consequently £2.2m was charged to the income statement

iii The impact of accounting for pension costs on a defined contribution basis under IFRS is to increase the expense by £1.5m

iv IFRS requires Filtrona to account for an expense for the fair value of options and other share-based incentives granted to employees

g Under IFRS the expected return on pension scheme assets and interest on pension scheme liabilities are reversed since pension costs are not accounted for on a defined benefit basis.

h The principal differences in the income tax expense are the release of deferred tax liability in respect of the property impairment and relief for the increased pension cost.

i The effect of the above differences on retained earnings is as follows:

	31 Dec 2004 £m	1 Jan 2004 £m
Reclassification of revaluation reserve	–	1.3
Reverse retirement benefit obligation net of associated deferred tax	19.6	17.5
Deferred tax on share options	0.2	0.3
Previously unprovided deferred tax on properties	(1.0)	(1.9)
Currency movements reclassified to translation reserve	1.6	–
	20.4	17.2

j The effect of the non-recurring IFRS adjustments on operating profit before intangible amortisation and demerger expense is:

	2005 £m	2004 £m
Operating profit	**57.8**	48.1
Non-recurring IFRS adjustments	**(0.1)**	5.0
	57.7	53.1

Independent Auditor's Report to the members of Filtrona plc

We have audited the Group financial statements of Filtrona plc for the year ended 31 December 2005 which comprise the Group income statement, the Group balance sheet, the Group statement of cash flow, the Group statement of recognised income and expense and related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Filtrona plc for the period 31 December 2005 and on the information in the Report of the Remuneration Committee that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards as adopted by the EU ('IFRS') are set out in the Statement of Directors' Responsibilities on pages 24 and 25.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the Group financial statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. We consider the implications for our Report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended; and
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
1 March 2006

Filtrona plc balance sheet

at 31 December 2005

	Note	2005 £m
Fixed assets		
Investments in subsidiaries	2,7	**274.1**
Current liabilities		
Creditors: amounts falling due within one year	3	(5.7)
Net current liabilities		(5.7)
Net assets		268.4
Capital and reserves		
Issued capital	4	54.8
Capital redemption reserve	5	0.1
Own shares	5	(1.0)
Profit and loss account	5	214.5
Shareholders' funds: equity interests		268.4

The financial statements on pages 74 to 77 were approved by the Board of Directors on 1 March 2006 and were signed on its behalf by:

Steve Dryden
Finance Director

Reconciliation of movement in shareholders' funds

	2005 £m
Loss for the financial period	(0.1)
Dividends paid	(4.7)
Retained loss	(4.8)
New share capital subscribed	274.1
Acquisition of employee benefit trust shares	(1.0)
Redemption of £1 preference shares	0.1
Net addition to shareholders' funds	268.4
Opening shareholders' funds	–
Closing shareholders' funds	268.4

Accounting policies

a Basis of preparation
Filtrona plc was incorporated on 5 May 2005 and as a result has no comparative balances.

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable UK accounting standards.

Under Section 230(4) of the Companies Act 1985, Filtrona plc is exempt from the requirements to present its own profit and loss account.

b Investment in subsidiary undertakings
Investments in subsidiary undertakings are held at cost less any provision for impairment.

c Investment in own shares
The cost of shares held indirectly in the Filtrona Employee Benefit Trust is deducted from shareholders' funds.

d Dividends
Dividends unpaid at the balance sheet date are only recognised as a liability if they are authorised and no longer at the discretion of the Company. Dividends that do not meet these criteria are disclosed in the notes to the financial statements.

Notes
for the period ended 31 December 2005

1. Net operating charges
The auditor was paid £4,000 for the statutory audit of the Company.

The Directors' remuneration, which was paid by Filtrona International Ltd, is disclosed in the Report of the Remuneration Committee on pages 26 to 32.

2. Investments held as fixed assets

	Investment in subsidiary undertakings £m
Additions	274.1
End of year	**274.1**

3. Creditors

	2005 £m
Amounts falling due within one year	
Amounts owed to subsidiary undertakings	5.7
	5.7

Notes

4. Share capital

	2005 £m
Authorised: 500 million ordinary shares of 25p each	125.0
Issued and fully paid: 219,326,795 ordinary shares of 25p each	**54.8**

Number of shares in issue	
Allotment of 12.5p shares on incorporation	2
Further allotment of 12.5p shares	8
Share consolidation: 1 ordinary share of 62.5p each for every existing 5 ordinary shares of 12.5p each	(8)
Shares issued on acquisition of Filtrona International Limited	438,653,588
Share consolidation: 1 ordinary share of 125p each for every existing 2 ordinary shares of 62.5p each	(219,326,795)
Capital reduction: nominal value of each existing share reduced from 125p to 25p	-
End of year	**219,326,795**

On 8 June 2005 a resolution was passed reducing ordinary share capital by 100p per share (total: £219.3m), and on 9 June 2005 this was confirmed by an Order of the Court and the amounts arising were used to create a profit and loss account reserve in the Company.

Redeemable preference share capital
On 6 May 2005 the Company issued 50,000 redeemable preference shares of £1 each to Bunzl plc. On 11 May 2005 all the redeemable preference shares were redeemed for cash at par from existing resources.

5. Movements on reserves

	Capital redemption reserve £m	Own shares £m	Profit and loss account £m
At 1 January 2005	–	–	–
Retained loss for the period ended 31 December 2005			(0.1)
Acquisition of employee trust shares		(1.0)	
Dividends paid			(4.7)
Transfer to profit and loss account on reduction in share capital			219.3
Redemption of £1 preference shares	0.1		
At 31 December 2005	**0.1**	**(1.0)**	**214.5**

As permitted by section 230 of the Companies Act 1985, the profit and loss account of the Company has not been separately presented in these financial statements. The loss attributable to equity holders included in the accounts of the Company is £0.1m.

6. Dividends

Only the interim dividend is accounted for in the year as the right to receive the final dividend had not passed to the holders of the ordinary shares at the year end.

Total dividends in respect of 2005 are:

	Per share p	Total £m
Interim paid 31 October 2005	2.13	4.7
Proposed final payable 28 April 2006	4.27	9.3
	6.40	14.0

7. Principal subsidiary undertakings

	Country of incorporation
Plastic Technologies	
Filtrona Extrusion Inc	USA
Globalpack Ind e Comercio Ltda	Brazil
Moss Plastic Parts Ltd	UK
Filtrona BV	The Netherlands
Fibre Technologies	
Cigarette Components Ltd	UK
Filtrona Brasileira Ind e Comercio Ltda	Brazil
Central Services	
Filtrona International GmbH	Germany
Filtrona International Ltd	UK
Filtrona United Kingdom Ltd	UK
FIL International Ltd	UK
Filtrona Finance Ltd	UK
Filtrona Holdings Corp	USA
FIL Holdings Corp	USA

The companies named above are the principal subsidiary undertakings of Filtrona plc and are included in the consolidated financial statements of the Group. The wholly owned investments in the companies above relate to ordinary shares or common stock. The principal country in which each company operates is the country of incorporation. The principal activites of the business segments are reviewed on pages 6 to 16.

Filtrona International Ltd is the only direct subsidiary of Filtrona plc.

Independent Auditor's Report to the members of Filtrona plc

We have audited the parent company financial statements of Filtrona plc for the period 31 December 2005 which comprise the balance sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Report of the Remuneration Committee that is described as having been audited.

We have reported separately on the Group financial statements of Filtrona plc for the year ended 31 December 2005.

This Report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this Report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the Annual Report, the Report of the Remuneration Committee and the parent company financial statements in accordance with applicable law and UK Accounting Standards 'UK Generally Accepted Accounting Practice' are set out in the Statement of Directors' Responsibilities on pages 24 and 25.

Our responsibility is to audit the parent company financial statements and the part of the Report of the Remuneration Committee to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Report of the Remuneration Committee to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the parent company financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our Report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Report of the Remuneration Committee to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Report of the Remuneration Committee to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Report of the Remuneration Committee to be audited.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2005; and

- the parent company financial statements and the part of the Report of the Remuneration Committee to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
1 March 2006

Advisors' details and investor information

Secretary and Registered Office
Jon Green
Avebury House, 201–249 Avebury Boulevard, Milton Keynes, Buckinghamshire MK9 1AU
Company Number 5444653
www.filtrona.com

Financial advisor and stockbroker
JPMorgan Cazenove
20 Moorgate, London EC2R 6DA

Legal advisor
Slaughter and May
One Bunhill Row, London EC1Y 8YY

Auditor
KPMG Audit Plc
8 Salisbury Square, London EC4Y 8BB

Principal bankers
Lloyds TSB Bank plc
25 Gresham Street, London EC2V 7HN

The Royal Bank of Scotland plc
135 Bishopsgate, London EC2M 3UR

Registrar
If you have any questions about your shareholding, please contact, in the first instance:
Computershare Investor Services plc
PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH
Telephone 0870 702 0003

Computershare also has an internet facility whereby shareholders in Filtrona plc are able to access details of their shareholding. You can access this service at **www.computershare.com**.

Electronic communication
As an alternative to receiving documentation through the post, the Company offers shareholders the option to receive by email, a notification that shareholder documents (including the Annual Report and Interim Statement, Notice of Shareholder Meetings, Proxy Forms etc.) are available for access on the Company's website. If you wish to make such an election, you should register online at **www.etreeuk.com**.
If you have already made such an election you need take no further action. Registration is entirely voluntary and you may request a hard copy of the shareholder documents or change your election at any time.

CREST
Share Settlement System
The Company entered the CREST system on listing and the ordinary shares are available for settlement in CREST. As the membership system is voluntary, shareholders not wishing to participate can continue to hold their own share certificates.

Annual General Meeting
The first Annual General Meeting of the Company will be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Wednesday 26 April 2006 at 12 noon.

Financial calendar 2006

Annual General Meeting	26 April 2006
Final dividend	28 April 2006
Interim Statement	August/September 2006
Interim dividend	October 2006

Advisors' details and investor information

Capital gains tax base cost of Filtrona shares
Following the demerger of Filtrona from Bunzl plc, the base cost of any UK shareholders' holding in Bunzl plc at 6 June 2005 must be split between their new holding in Bunzl plc and their new holding in Filtrona plc as follows:

Filtrona plc shares 21.86% of the aggregate base cost

Bunzl plc shares 78.14% of the aggregate base cost

If, for example, on 3 June 2005 a shareholder held 180 Bunzl shares with an aggregate base cost of £600, then immediately after the demerger and the share consolidations they would have owned 140 Bunzl shares and 90 Filtrona shares. The £600 base cost should be allocated as follows:

The base cost of the 90 consolidated Filtrona shares would be 21.86% of the aggregate base cost of £600 i.e. £600.00 x 21.86% = £131.16. Each new consolidated Filtrona share would have a base cost of £131.16 / 90 = 145.7p.

The base cost of the 140 consolidated Bunzl shares would be 78.14% of the aggregate base cost of £600 i.e. £600.00 x 78.14% = £468.84. Each new consolidated Bunzl share would have a base cost of £468.84 / 140 = 334.9p.

If you are in any doubt about the allocation of the base cost between the shares of the two companies you should consult your tax advisor.

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Filtrona plc
Avebury House
201-249 Avebury Boulevard
Milton Keynes
Buckinghamshire
MK9 1AU
United Kingdom
T: +44 (0)1908 359100

www.filtrona.com

